Exhibit 2.1
Execution Version
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
MANPOWER INC.,
TAURUS MERGER SUB, INC.
AND
COMSYS IT PARTNERS, INC.
DATED AS OF FEBRUARY 1, 2010

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 1, 2010 (this “Agreement”), by and among Manpower Inc., a Wisconsin corporation (“Parent”), Taurus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and COMSYS IT Partners, Inc., a Delaware corporation (the “Company”).
Recitals:
WHEREAS, the Company’s Board of Directors (the “Company Board”), Parent’s Board of Directors (the “Parent Board”) and Merger Sub’s Board of Directors have approved, and have deemed it advisable and in the best interests of their respective stockholders or shareholders, as the case may be, that Merger Sub make an exchange offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to acquire all of the issued and outstanding shares of Company Common Stock (as defined in Section 3.5(a)) for the consideration set forth herein and have approved, and have deemed it advisable and in the best interests of their respective stockholders or shareholders, as the case may be, to consummate, the merger of Merger Sub with and into the Company upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”).
WHEREAS, if Merger Sub does not make the election referred to in Section 1.1(g) (such election being referred to in this Agreement as the “All-Cash Election”), then each share of Company Common Stock accepted by Merger Sub in accordance with the terms of the Offer will be exchanged for the following consideration from Merger Sub, at the election of the holder thereof and subject to the adjustments set forth in Section 1.1(d) through Section 1.1(f): (i) for a share of Company Common Stock with respect to which a Cash Election (as defined in Section 1.1(c)) has been made, the Cash Consideration (as defined in Section 1.1(a)); and (ii) for a share of Company Common Stock with respect to which a Stock Election (as defined in Section 1.1(c)) has been made, the Stock Consideration (as defined in Section 1.1(a)), all subject to and in accordance with the provisions set forth herein. If Merger Sub makes the All-Cash Election, then the Offer will become a cash tender offer and Merger Sub will pay the Cash Consideration for each share of Company Common Stock accepted for payment pursuant to the Offer, all subject to and in accordance with the provisions set forth herein.
WHEREAS, the Company has agreed, on the terms and subject to the conditions of this Agreement, that following the purchase of shares of Company Common Stock in the Offer, that Merger Sub will be merged with and into the Company with the Company as the surviving corporation, as described in Article 2 of this Agreement (the “Merger”) and each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (as defined in Section 2.2(b)) (other than each such share that is owned by Parent or any of its wholly owned Subsidiaries immediately prior to the Effective Time and each such share that is held in the treasury of the Company or owned by the Company or any of its wholly owned Subsidiaries immediately prior to the Effective Time) will be canceled and converted into the right to receive the following consideration from Merger Sub, at the election of the holder thereof and subject to the adjustments set forth in Section 2.6(d) through Section 2.6(h): (i) for a share of Company Common Stock with respect to which a Merger Cash Election (as defined in Section 2.6(c)) has been made, the Cash Consideration; and (ii) for a share of Company Common Stock with respect to which a Merger Stock Election (as defined in Section 2.6(c)) has been made, the Stock Consideration, all subject to and in accordance with the provisions set forth herein; provided, however, that if Merger Sub makes the All-Cash Election, then each such share will be converted into the right to receive the Cash Consideration.
WHEREAS, if Merger Sub does not make the All-Cash Election and except as provided in Section 2.6(h), then, as soon as practicable following the Merger, Parent shall cause the Company to be merged with and into Parent or a wholly owned subsidiary of Parent (the “Second Merger” and, together with the Merger, the “Mergers”).
WHEREAS, if Merger Sub does not make the All-Cash Election and except as provided in Section 2.6(h), it is intended that, for United States federal income tax purposes, (i) the Offer and the Mergers (together, the “Transaction”) shall be treated as an integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement shall constitute a plan of reorganization within the meaning of the regulations promulgated under Section 368(a) of the Code.
WHEREAS, subsequent to the approval of this Agreement by the Company Board and concurrently with the execution of this Agreement and as a condition and an inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent has entered into a Tender and Voting Agreement with each stockholder listed on Schedule I to such Tender and Voting Agreement pursuant to which each such stockholder has agreed to tender all of the shares of Company Common Stock beneficially owned by such stockholder in the Offer and to vote any shares of Company Common Stock acquired after the Final Expiration Date (as defined in Section 1.1(b)) and not tendered in the Offer in favor of the Merger (the “Tender and Voting Agreement”).
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.
WHEREAS, certain capitalized terms used herein are defined in Section 8.3 or are elsewhere defined herein and referred to in Section 8.4.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:
Article 1.
The Offer
Section 1.1 The Offer.
(a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1, Merger Sub shall, as promptly as practicable (and, in any event, no later than five (5) Business Days after the later of (x) the filing by Parent with the SEC of Parent’s Annual Report on Form 10-K for its 2009 fiscal year, or (y) the filing by the Company with the SEC of the Company’s Annual Report on Form 10-K for its 2009 fiscal year), commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. Each share of Company Common Stock accepted by Merger Sub pursuant to the Offer shall be exchanged for the right to receive from Merger Sub, as the holder may elect: (i) such number of shares or a fraction of a share of Parent Common Stock equal to the quotient obtained by dividing (A) $17.65 by (B) the Average Trading Price (such quotient, rounded to the nearest thousandth, being the “Stock Consideration”); or (ii) $17.65 in cash without interest (the “Cash Consideration”), subject to Section 1.1(c) through Section 1.1(f); provided, however, if Merger Sub has made the All-Cash Election, each share of Company Common Stock accepted by Merger Sub pursuant to the Offer shall be exchanged for the right to receive from Merger Sub the Cash Consideration. The initial expiration date of the Offer shall be the twentieth Business Day (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) following commencement of the Offer (the “Initial Expiration Date”). The date on which Merger Sub commences the Offer is referred to as the “Offer Commencement Date”.
(b) The Offer shall be subject to the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer (as it may be extended in accordance with the requirements of this Section 1.1(b)) (the last of such dates being referred to herein as the “Final Expiration Date”) and not withdrawn a number of shares of Company Common Stock which, together with the shares of Company Common Stock then owned by Parent and Merger Sub (if any), represents at least a majority of the sum of (i) the total number of shares of Company Common Stock outstanding immediately prior to the Final Expiration Date and (ii) the total number of shares of Company Common Stock issuable upon the exercise or conversion of all options, warrants, rights and convertible securities outstanding immediately prior to the Final Expiration Date (the “Minimum Condition” and such sum being the total shares of Company Common Stock on a “Fully Diluted Basis”) and to the other conditions set forth in Annex I hereto (together with the Minimum Condition, the “Offer Conditions”). The Company agrees that no shares of Company Common Stock held by the Company or any of its Subsidiaries will be tendered in the Offer. Parent and Merger Sub expressly reserve the right to waive the Offer Conditions and to make any change in the terms or conditions of the Offer; provided, however, that without the prior written consent of the Company, no change may be made which (A) decreases the number of shares of Company Common Stock sought in the Offer, (B) changes the form or amount of consideration to be paid (provided that the making of the All-Cash Election by the Merger Sub shall not be deemed to be such a change), (C) imposes conditions to the Offer in addition to the Offer Conditions, (D) changes or waives the Minimum Condition or any of the conditions set forth in clauses (2), (3), or (4) of Annex I, (E) extends the expiration of the Offer (except as set forth in the following sentence), or (F) makes any other change to any of the terms and conditions to the Offer which is adverse in any material respect to the holders of shares of Company Common Stock. Subject to the terms of the Offer and this Agreement and the satisfaction (or waiver to the extent permitted by this Agreement) of the Offer Conditions, Merger Sub shall, and Parent shall cause it to, accept for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the applicable expiration date of the Offer (as it may be extended in accordance with the requirements of this Section 1.1(b)) (the date on which shares of Company Common Stock are first accepted for payment under the Offer, the “Acceptance Date”) and shall pay for all such shares of Company Common Stock promptly after acceptance; provided, however, that (I) Merger Sub may extend the Offer for successive extension periods not in excess of ten (10) Business Days per extension if, at the scheduled expiration date of the Offer or any extension thereof, any of the Offer Conditions shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, (II) if requested by the

Company on any one occasion prior to or at the scheduled expiration date of the Offer, Merger Sub shall extend the Offer for a period of ten (10) Business Days in the event that any of the Offer Conditions, other than the condition in paragraph (b) in Annex I in circumstances involving (1) a willful breach of any of the Company’s covenants, obligations or agreements hereunder or (2) a breach that would not reasonably be expected to be cured by the scheduled expiration date of the Offer as so extended pursuant to such request, shall not have been satisfied or waived at the time of such request, (III) Merger Sub may extend the Offer if and to the extent required by the applicable rules and regulations of the SEC, NASDAQ or the NYSE, (IV) if Merger Sub makes the All-Cash Election, then Merger Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer until the date on which materials disclosing that Merger Sub has made the All-Cash Election are disseminated to the Company’s stockholders and for a period of ten (10) Business Days after such date, and (V) Merger Sub may extend the Offer on one occasion only for no more than ten (10) Business Days if all of the Offer Conditions have been satisfied or waived, but less than 90% of the total shares of Company Common Stock on a Fully Diluted Basis have been validly tendered and not properly withdrawn at the otherwise scheduled Final Expiration Date; provided, further, that no such extension beyond the Outside Date shall be made without the consent of the Company.
(c) Subject to Section 1.1(d) through Section 1.1(f), each holder of shares of Company Common Stock shall be entitled to elect to receive either (i) the Cash Consideration (a “Cash Election”) in respect of all shares of Company Common Stock held by such stockholder (each such share being a “Cash Election Share”), or (ii) Stock Consideration (a “Stock Election”) in respect of all shares of Company Common Stock held by such stockholder (each such share being a “Stock Election Share”). With respect to each share of Company Common Stock for which no Cash Election or Stock Election has been made, the holder thereof shall be deemed to have made a Stock Election (each such share being a “No Election Share”). Any Cash Election or Stock Election shall be made solely on a form furnished by Merger Sub for that purpose (the “Form of Election”), included as part of the letter of election and transmittal included as part of the Offer Documents (the “Election and Transmittal Letter”), each in a form that is reasonably satisfactory to the Company. Holders of record who hold shares of Company Common Stock as nominees, trustees or in other representative capacities may submit multiple Forms of Election on behalf of their respective beneficial holders.
(d) Notwithstanding any provision of this Agreement to the contrary and subject to Section 1.1(e) and Section 1.1(f):
(i) If the product of (x) the total number of Cash Election Shares and (y) the Cash Consideration (such product being the “Elected Cash Consideration”) is greater than the product of fifty percent (50%) of the number of shares of Company Common Stock validly tendered and accepted for payment by Merger Sub pursuant to the Offer and the Cash Consideration (such product, subject to adjustment as provided in Section 1.1(d)(iv), being the “Available Cash Amount”), then:
(A) each Stock Election Share and each No Election Share shall be converted into the right to receive the Stock Consideration; and

(B) each Cash Election Share shall be converted into the right to receive: (1) an amount in cash equal to the quotient obtained by dividing (I) the Available Cash Amount by (II) the total number of Cash Election Shares (such quotient being the “Adjusted Cash Consideration”); and (2) the number of shares or a fraction of a share of Parent Common Stock equal to the quotient obtained by dividing (I) the amount equal to (a) the Cash Consideration minus (b) the Adjusted Cash Consideration by (II) the Average Trading Price.
(ii) If the product of (x) the sum of the total number of Stock Election Shares and the total number of No Election Shares and (y) the Stock Consideration (such product being the “Elected Stock Consideration”) is greater than the product of fifty percent (50%) of the number of shares of Company Common Stock validly tendered and accepted for payment by Merger Sub pursuant to the Offer and the Stock Consideration (such product, subject to adjustment as provided in Section 1.1(d)(iv), being the “Available Stock Amount”), then:
(A) each Cash Election Share shall be converted into the right to receive the Cash Consideration; and
(B) each Stock Election Share and each No Election Share shall be converted into the right to receive: (1) the number of shares or a fraction of a share of Parent Common Stock equal to the quotient obtained by dividing (I) the Available Stock Amount by (II) the sum of the total number of Stock Election Shares and the total number of No Election Shares (such quotient being the “Adjusted Stock Consideration”); and (2) an amount in cash equal to the product of (I) an amount equal to (a) the Stock Consideration minus (b) the Adjusted Stock Consideration and (II) the Average Trading Price.
(iii) If the Elected Cash Consideration equals the Available Cash Amount (and the Available Stock Amount as initially calculated is not adjusted pursuant to Section 1.1(d)(iv)), then:
(A) each Cash Election Share shall be converted into the right to receive the Cash Consideration; and
(B) each Stock Election Share and each No Election Share shall be converted into the right to receive the Stock Consideration.
(iv) Notwithstanding any provision of this Agreement to the contrary, in no event shall the total number of shares of Parent Common Stock issuable pursuant to the Offer exceed the Stock Consideration Cap (as defined below in this Section 1.1(d)(iv)); and accordingly, if the Stock Consideration Cap is less than the Available Stock Amount as initially calculated pursuant to Section 1.1(d)(ii), then (A) the “Available Stock Amount” as so calculated shall be adjusted and instead shall be equal to the product of (I) 19.9% of the number of shares of Parent Common Stock outstanding immediately prior to the Acceptance Date and (II) the quotient obtained by dividing (1) the total number of shares of Company Common Stock validly tendered and accepted for payment by Merger Sub pursuant to the Offer, by (2) the total number of shares of Company Common Stock outstanding as of the Acceptance Date (such product also being the “Stock Consideration Cap”); and (B) the “Available Cash Amount” as initially calculated pursuant to Section 1.1(d)(i) shall be adjusted and instead shall be equal to the amount of (I) the product of (1) the number of shares of Company Common Stock validly tendered and accepted for payment by Merger Sub pursuant to the Offer and (2) $17.65 minus (II) the product of (1) the Available Stock Amount as calculated pursuant to the immediately preceding clause (A) and (2) the Average Trading Price. Notwithstanding anything to the contrary in this Agreement, including any of Section 1.1(d) through Section 1.1(f), in no event shall the consideration per share payable pursuant to the Offer, consisting of the sum of (A) the product of that number of shares, or that fraction of a share, of Parent Common Stock, if any, issuable as the Stock Consideration for such share pursuant to the Offer multiplied by the Average Trading Price, plus (B) the cash payable as the Cash Consideration for such share pursuant to the Offer, if any, be other than $17.65.
(e) No fraction of a share of Parent Common Stock will be issued in connection with the exchange of Parent Common Stock for shares of Company Common Stock upon consummation of the Offer, but in lieu thereof each tendering stockholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such stockholder) in the Offer shall receive from Parent an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of such fraction and the Average Trading Price.
(f) If, between the date of this Agreement and the date on which any share of Company Common Stock is accepted for exchange or payment pursuant to the Offer, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Stock Consideration and/or the Cash Consideration, as applicable, and any other calculation based on or relating to the Parent Common Stock or the Company Common Stock, as the case may be, shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares such that there shall be the same economic effect as contemplated by this Agreement if such event had not occurred.
(g) Merger Sub may make the All-Cash Election at any time (whether before or after commencement of the Offer), but in no event less than two (2) Business Days prior to the Final Expiration Date. To make the All-Cash Election, Merger Sub shall cause to be issued a press release disclosing that Merger Sub is changing the Offer from an exchange offer to a cash tender offer pursuant to the provisions of this Agreement. Merger Sub shall cause a copy of such press release to be provided to the Company promptly after it is issued. Notwithstanding anything to the contrary contained in this Agreement, if Merger Sub makes the All-Cash Election, then (i) all obligations of Parent and Merger Sub with respect to the Registration Statement (as defined in Section 1.1(h)), with respect to the Preliminary Prospectus (as defined in Section 1.1(h)) and with respect to the Post-Effective Amendment (as defined in Section 5.4(a)) shall terminate and cease to be of any force or effect, and neither Parent nor Merger Sub shall have any liability with respect thereto, (ii) all obligations of Parent and Merger Sub with respect to the issuance, delivery and listing of shares of Parent Common Stock shall terminate and shall cease to be of any force or effect, and neither Parent nor Merger Sub shall have any liability with respect thereto, and (iii) the representations and warranties set forth in Section 4.5 and, as to any Subsidiary other than Merger Sub, Section 4.6 and the representations and warranties set forth in Section 4.15 (as they relate to the Registration Statement and the Post-Effective Amendment), shall cease to be of any force or effect, and neither Parent nor Merger Sub shall have any liability with respect thereto. The All-Cash Election, once made by Merger Sub, shall be irrevocable, and thereafter Merger Sub will pay only the Cash Consideration for each share of Company Common Stock validly tendered and accepted for payment in the Offer.
(h) As promptly as practicable after the date hereof, unless the All-Cash Election shall have been made, Parent shall prepare and file with the SEC a registration statement on Form S-4 to register the offer and sale of Parent Common Stock pursuant to the Offer (including any amendments or supplements thereto, the “Registration Statement”). The Registration Statement will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act (the “Preliminary Prospectus”). Parent shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof with the SEC and to keep the Registration Statement effective as long as necessary to complete the Offer. As soon as practicable on the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (the “Schedule TO”) which will contain or incorporate by reference all or part of the Preliminary Prospectus and form of the related Election and Transmittal Letter and summary advertisement, if any (together with any supplements or amendments thereto, collectively the “Offer Documents”), and (ii) cause the Offer Documents to be disseminated to holders of shares of Company Common Stock to the extent required by applicable federal securities Laws. As soon as practicable after the date of this Agreement, the Company shall furnish to Parent and Merger Sub all information concerning the Company, the Company’s Subsidiaries and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(h). Parent, Merger Sub and the Company each agree promptly to correct any information provided by it for use in the Registration Statement or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO, the Registration Statement and the Offer Documents each time before any such document is filed with the SEC. Parent agrees to provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel receives from the SEC or its staff with respect to the Schedule TO, the Registration Statement or the Offer Documents promptly after receipt of such comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response, including by participating with Parent and Merger Sub or their counsel in any discussions or meetings with the SEC.
Section 1.2 Company Action.
(a) As soon as practicable on the Offer Commencement Date, the Company shall prepare and file with the SEC and disseminate to holders of shares of Company Common Stock a Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto, the “Schedule 14D-9”), which shall include the written opinion of Robert W. Baird & Co., Incorporated (“Baird”) referred to in Section 3.15(b) and, subject to Section 5.6, shall include the Recommendations. As soon as practicable after the date of this Agreement, Parent shall furnish to the Company all information concerning Parent, Parent’s Subsidiaries and Parent’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Subject to Section 5.6, the Company hereby consents to the inclusion of the Recommendations in the Offer Documents and agrees that none of the Recommendations shall be withdrawn, modified or changed in a manner adverse to Parent or Merger Sub, and no resolution by the Company Board, or any committee of the Company Board, to withdraw, modify or change any of the Recommendations in a manner adverse to Parent or Merger Sub shall be adopted or proposed (it being understood that, for purposes of this Agreement, a Recommendation shall be deemed to be withdrawn, modified or changed in a manner adverse to Parent and Merger Sub if such Recommendation ceases to be unanimous; provided, however, that the abstention or failure to participate in a Recommendation of a single director who is not affiliated with or employed by a Company stockholder that is an entity and that is a party to the Tender and Voting Agreement, in and of itself, shall not cause a Recommendation to cease to be unanimous). Notwithstanding the foregoing, prior to the Appointment Time, the Company Board may withhold, withdraw, modify or change in a manner adverse to Parent, or fail to make, its Recommendations solely in accordance with the terms of Section 5.6. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC. The Company agrees to provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel receives from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response, including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(b) The Company will promptly furnish Parent and Merger Sub with a list of its stockholders, mailing labels and any available listings or computer files containing the names and addresses of all record holders of shares of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories, in each case as of the most recent practicable date, and will provide to Parent and Merger Sub such additional information (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent or Merger Sub may reasonably request in connection with the Offer. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information then in their possession.

Section 1.3 Directors.
(a) Effective upon the acceptance for payment by Merger Sub of shares of Company Common Stock pursuant to the Offer (the “Appointment Time”), subject to Section 1.3(b), Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage that the number of shares of Company Common Stock owned by Parent or Merger Sub (including shares of Company Common Stock accepted for payment) bears to the total number of shares of Company Common Stock outstanding, and the Company shall take all action reasonably necessary to cause Parent’s designees to be elected or appointed to the Company Board, including, without limitation, at the option of Parent, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided, however, that prior to the Effective Time, the Company Board shall always have at least two members who were directors of the Company prior to consummation of the Offer (each, a “Continuing Director”). If the number of Continuing Directors is reduced to fewer than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy. Notwithstanding anything in this Agreement to the contrary, if Parent’s designees are elected to the Company Board prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to (i) amend or terminate this Agreement or agree or consent to any amendment or termination of this Agreement, (ii) waive any of the Company’s rights, benefits or remedies hereunder, (iii) extend the time for performance of Parent’s and Merger Sub’s respective obligations hereunder, or (iv) approve any other action by the Company which is reasonably likely to adversely affect the interests of the Company Stockholders (other than Parent, Merger Sub and their affiliates (other than the Company and its Subsidiaries)) with respect to the transactions contemplated by this Agreement.
(b) The Company’s obligations to appoint Parent’s designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. The Company shall promptly take all actions required pursuant to this Section 1.3 and Rule 14f-l in order to fulfill its obligations under this Section 1.3 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-l. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under this Section 1.3(b) shall be subject to the receipt of such information.
Section 1.4 Top-Up Option.
(a) Subject to Section 1.4(b) and Section 1.4(c), the Company grants to Parent and Merger Sub an assignable and irrevocable option for so long as this Agreement has not been terminated pursuant to the provisions herein (the “Top-Up Option”) to purchase from the Company the number of newly issued shares of Company Common Stock equal to the lesser of (i) the number of shares of Company Common Stock that, when added to the number of shares of

Company Common Stock owned by Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than ninety percent (90%) of the number of shares of Company Common Stock that would be outstanding immediately after the issuance of all shares of Company Common Stock subject to the Top-Up Option or (ii) the total number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option (such shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).
(b) The Top-Up Option may be exercised by Parent or Merger Sub, in whole or in part, at any time on or after the Appointment Time, provided that the number of shares of Company Common Stock beneficially owned by Parent or Merger Sub immediately prior to the time of exercise of the Top-Up Option constitutes at least seventy percent (70%) of the number of shares of Company Common Stock then outstanding and that Merger Sub shall own, immediately after such exercise and the issuance of Top-Up Shares pursuant thereto, more than ninety percent (90%) of the number of shares of Company Common Stock then outstanding; provided, however, that notwithstanding anything in this Agreement to the contrary, the Top-Up Option shall not be exercisable to the extent (i) the issuance of the Top-Up Shares would require approval of the Company’s stockholders under Rule 5635 of the NASDAQ listing standards and a waiver of or exemption from such requirement is not obtained from NASDAQ or (ii) any other provision of applicable Law or judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. Except as otherwise provided in Section 1.4(c), the aggregate purchase price payable for the Top-Up Shares shall be payable in cash (whether or not the All-Cash Election shall have been made). Except as otherwise provided in Section 1.4(c), the aggregate amount of cash payable to the Company for the Top-Up Shares shall be equal to the product of the number of Top-Up Shares and the Cash Consideration.
(c) Notwithstanding anything to the contrary contained in Section 1.4(b), in lieu of paying cash to the Company as consideration for the Top-Up Shares, Parent or Merger Sub may execute and deliver to the Company a promissory note having a principal amount equal to the product of (i) the Top-Up Shares and (ii) the Cash Consideration. Any such promissory note shall bear interest at the rate per annum equal to the prime rate as reported in The Wall Street Journal, Midwest Edition, on the date of execution and delivery of such promissory note and shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.
(d) In the event that Parent or Merger Sub wishes to exercise the Top-Up Option, Parent or Merger Sub shall deliver to the Company a notice setting forth (i) the number of shares of Company Common Stock that Parent or Merger Sub intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Parent or Merger Sub intends to pay the applicable exercise price, (iii) the place and time at which the closing of the purchase of such shares of Company Common Stock by Parent or Merger Sub is to take place and (iv) an undertaking signed by Parent and Merger Sub that, as promptly as practicable following such exercise of the Top-Up Option, Merger Sub intends to (and Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as practicable after such exercise) consummate the Merger in accordance with Section 253 of the DGCL as contemplated by Section 5.4(c). At the closing of the purchase of the Top-Up Shares, Parent or Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for such shares, and the Company shall cause to be issued to Parent or Merger Sub a certificate representing such shares.

(e) Parent and Merger Sub understand that the Top-Up Shares will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Merger Sub represents, warrants and agrees that the Top-Up Option is being, and the Top-Up Shares will be, acquired by Merger Sub for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act. Any certificates evidencing Top-Up Shares shall include any legends required by applicable securities Laws.
(f) Parent and the Company shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary or desirable to procure from NASDAQ or any other Governmental Entity any necessary waiver or other exemption from NASDAQ requirements or applicable Law in order to issue the Top-Up Shares without obtaining the approval of the Company’s stockholders.
Section 1.5 Tender of Company Restricted Shares. Parent, Merger Sub and the Company shall permit each Accelerated Award (as defined in Annex II hereto) to be tendered in the Offer in accordance with Section 4(b)(ii) of Annex II.
Article 2.
The Merger
Section 2.1 The Merger. Upon the terms (including, without limitation, Section 5.4) and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub, at the Effective Time, shall be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
Section 2.2 Closing; Effective Time.
(a) Unless the transactions herein contemplated have been abandoned and this Agreement terminated pursuant to Section 7.1, the closing of the Merger (the “Closing”) shall take place in Milwaukee, Wisconsin at the offices of Godfrey & Kahn, S.C. at 9:00 a.m., local time, as soon as possible but in no event later than on the second Business Day after the first day on which all of the closing conditions set forth in Article 6 have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions) (in any event, the “Closing Date”), unless otherwise provided by the mutual agreement, in writing, of Parent, Merger Sub and the Company. Scheduling or commencing the Closing shall not constitute a waiver of the conditions set forth in Article 6 by any of Parent, Merger Sub or the Company.
(b) At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, and, if applicable, make all other filings or records required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the

“Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State or at such time as may be specified in the certificate of merger.
Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 2.4 Certificate of Incorporation; Bylaws. At the Effective Time, the Organizational Documents of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Organizational Documents of Merger Sub in effect immediately prior to the Effective Time.
Section 2.5 Directors and Officers. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Organizational Documents of the Surviving Corporation. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Organizational Documents of the Surviving Corporation.
Section 2.6 Conversion of Securities.
(a) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the record holders of shares of Company Common Stock (the “Company Stockholders”):
(i) Subject to Section 2.6(c) through Section 2.6(h), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.6(a)(ii)), shall be converted into the right to receive either (A) the Cash Consideration if in respect thereof the holder thereof validly made and has not revoked a Merger Cash Election (as defined in Section 2.6(c)), or (B) the Stock Consideration if in respect thereof the holder thereof validly made and has not revoked a Merger Stock Election (as defined in Section 2.6(c)) or such share is a Merger No Election Share (as defined in Section 2.6(c)). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the applicable Merger Consideration. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration without interest, upon surrender of such certificates in accordance with the provisions of Section 2.7. The term “Merger Consideration” means, for each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and held of record by a Company Stockholder, either (A) the Cash Consideration, (B) the Stock Consideration, or (C) such combination thereof as results from the operation of Section 2.6(c) through Section 2.6(h); provided, however, that if Merger Sub has made the All-Cash Election, the “Merger Consideration” instead means, for each such share, the Cash Consideration.

(ii) Each share of Company Common Stock held by Parent, Merger Sub, any wholly owned Subsidiary of Parent, Merger Sub or by any wholly owned Company Subsidiary or, in the treasury of the Company, immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.
(iii) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
(b) Immediately prior to the Effective Time, each share of restricted Company Common Stock (“Company Restricted Share”) that is then unvested shall be canceled and terminated in exchange for a Replacement Award (as defined in Annex II) in accordance with Section 4(b)(i) of Annex II, and shall not be deemed issued and outstanding for purposes of the conversion of Company Common Stock at the Effective Time.
(c) Subject to Section 2.6(d) through Section 2.6(h), each holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.6(a)(i) shall be entitled to elect to receive either (i) the Cash Consideration (a “Merger Cash Election”) in respect of all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by such stockholder (each such share being a “Merger Cash Election Share”), or (ii) the Stock Consideration (a “Merger Stock Election”) in respect of all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by such stockholder (each such share being a “Stock Election Share”). With respect to each share of Company Common Stock issued and outstanding immediately prior to the Effective Time for which no Merger Cash Election or Merger Stock Election has been made, the holder thereof shall be deemed to have made a Merger Stock Election, as provided in Section 2.6(a)(i) (each such share being a “Merger No Election Share”). Any Merger Cash Election or Merger Stock Election shall be made solely on a form furnished by Parent and the Surviving Corporation for that purpose (the “Merger Form of Election”), included as part of the letter of election and transmittal described in Section 2.7(c), each in a form that is reasonably satisfactory to the Company, and by the date specified in such letter of election and transmittal as the “Election Date”. Holders of record who hold shares of Company Common Stock issued and outstanding immediately prior to the Effective Time as nominees, trustees or in other representative capacities may submit multiple Merger Forms of Election on behalf of their respective beneficial holders.
(d) Notwithstanding any provision of this Agreement to the contrary and subject to Section 2.6(e) through Section 2.6(h):
(i) If the product of the total number of Merger Cash Election Shares and the Cash Consideration (such product being the “Merger Elected Cash Consideration”) is greater than the product of fifty percent (50%) of the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.6(a)(ii)) and the Cash

Consideration (such product, subject to adjustment as provided in Section 2.6(d)(iv), being the “Merger Available Cash Amount”), then:
(A) each Merger Stock Election Share and each Merger No Election Share shall be converted into the right to receive the Stock Consideration; and
(B) each Merger Cash Election Share shall be converted into the right to receive: (1) an amount in cash equal to the quotient obtained by dividing (I) the Merger Available Cash Amount by (II) the total number of Merger Cash Election Shares (such quotient being the “Merger Adjusted Cash Consideration”); and (2) the number of shares or a fraction of a share of Parent Common Stock equal to the quotient obtained by dividing (I) the amount equal to (a) the Cash Consideration minus (b) the Merger Adjusted Cash Consideration by (II) the Average Trading Price.
(ii) If the product of (1) the sum of the aggregate number of Merger Stock Election Shares and the total number of Merger No Election Shares and (2) the Stock Consideration (such product being the “Merger Elected Stock Consideration”) is greater than the product of fifty percent (50%) of the number of all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.6(a)(ii)) and the Stock Consideration (such product, subject to adjustment as provided in Section 2.6(d)(iv), being the “Merger Available Stock Amount”), then:
(A) each Merger Cash Election Share shall be converted into the right to receive the Cash Consideration; and
(B) each Merger Stock Election Share and each Merger No Election Share shall be converted into the right to receive: (1) a fraction of a share of Parent Common Stock equal to the quotient obtained by dividing (I) the Merger Available Stock Amount by (II) the sum of the total number of Merger Stock Election Shares and the total number of Merger No Election Shares (such quotient being the “Merger Adjusted Stock Consideration”); and (2) an amount in cash equal to the product of (I) an amount equal to the (a) the Stock Consideration minus (b) the Merger Adjusted Stock Consideration and (II) the Average Trading Price.
(iii) If the Merger Elected Cash Consideration equals the Merger Available Cash Amount (and the Merger Available Stock Amount as initially calculated is not adjusted pursuant to Section 2.6(d)(iv)), then:
(A) each Merger Cash Election Share shall be converted into the right to receive the Cash Consideration; and
(B) each Merger Stock Election Share and each Merger No Election Share shall be converted into the right to receive the Stock Consideration.
(iv) Notwithstanding any provision of this Agreement to the contrary, in no event shall the total the number of shares of Parent Common Stock issued pursuant to the Offer and issuable pursuant to the Merger and upon exercise or conversion of all convertible securities assumed by Parent in the Merger exceed 19.9% of the number of shares of Parent Common Stock outstanding immediately prior to the Acceptance Date; and, accordingly, if the Merger Stock Consideration Cap (as defined below in this Section 2.6(d)(iv)) is less than the Merger Available Stock Amount as initially calculated pursuant to Section 2.6(d)(ii), then (A) the “Merger Available Stock Amount” as so calculated shall be adjusted and instead shall be the amount equal to (I) 19.9% of the number of shares of Parent Common Stock outstanding immediately prior to the Acceptance Date minus (II) the total number of shares of Parent Common Stock issued pursuant to the Offer (such product also being the “Merger Stock Consideration Cap”); and (B) the “Merger Available Cash Amount” as initially calculated pursuant to Section 2.6(d)(i) shall be adjusted and instead shall be equal to the amount of (I) the product of (1) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.6(a)(ii)) and (2) $17.65 minus (II) the product of (1) the Merger Available Stock Amount as calculated pursuant to the immediately preceding clause (A) and (2) the Average Trading Price. Notwithstanding anything to the contrary in this Agreement, including any of Section 2.6(d) through Section 2.6(h), in no event shall the Merger Consideration per share, consisting of the sum of (A) the product of that number of shares, or that fraction of a share, of Parent Common Stock, if any, issuable as the Merger Consideration for such share multiplied by the Average Trading Price, plus (B) the cash payable as the Merger Consideration for such share, if any, be other than $17.65.
(v) Any Dissenting Shares (as defined in Section 2.6(g)) as to which the holder fails to perfect or later waives, withdraws or loses the right to appraisal and payment under the DGCL before the Election Date, shall be deemed surrendered subject to a Merger Stock Election under Section 2.6(d)(i), Section 2.6(d)(ii), or Section 2.6(d)(iii), as the case may be, to the extent of the Merger Stock Available Amount remaining after taking into account the Merger Stock Elections made or deemed to have been made in connection with the Merger by those former Company Stockholders who do not hold Dissenting Shares; provided, however, if such treatment of such surrendered Dissenting Shares would cause the Merger Elected Stock Consideration to exceed the Merger Stock Available Amount, then (A) such surrendered Dissenting Shares causing such excess shall be deemed surrendered subject to a Merger Cash Election for purposes of whichever of such section(s) applies, and (B) the aggregate Cash Consideration and Stock Consideration to be paid based on such deemed Merger Elections will be allocated on a pro rata basis among all such surrendered Dissenting Shares such that each such Dissenting Share is exchanged for the same proportion of Cash Consideration and Stock Consideration, based on the respective percentages of aggregate Cash Consideration and Stock Consideration to be paid based on such deemed Merger Elections.
(vi) Any Dissenting Shares as to which the holder fails to perfect or later waives, withdraws or loses the right to appraisal and payment under the DGCL after the Election Date shall be deemed surrendered subject to a Merger Stock Election under Section 2.6(d)(i), Section 2.6(d)(ii), or Section 2.6(d)(iii), as the case may be; provided, however, that if either of Section 2.6(d)(ii) or Section 2.6(d)(iv) applies with respect to Merger Cash Elections and Merger Stock Elections (including deemed Merger Stock Elections with respect to No Election Shares), such Dissenting Shares shall be deemed surrendered subject to a Merger Cash Election for purposes of whichever of such section(s) applies.

(e) No fractional shares of Parent Common Stock shall be issued in the Merger. All fractional shares of Parent Common Stock that a Company Stockholder would otherwise be entitled to receive as a result of the Merger shall be aggregated and, if a fractional share results from such aggregation, such Company Stockholder shall be entitled to receive, in lieu thereof, an amount in cash without interest equal to the product of the Average Trading Price and the fraction of a share of Parent Common Stock to which such Company Stockholder would otherwise have been entitled.
(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then (without duplication of any adjustment thereto pursuant to Section 1.1(f)) the Merger Consideration and any other calculation based on or relating to the Parent Common Stock or the Company Common Stock, as the case may be, shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares such that there shall be the same economic effect as contemplated by this Agreement if such event had not occurred.
(g) Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who have properly exercised appraisal rights with respect thereto (the “Dissenting Shares”) in accordance with Section 262 of the DGCL shall not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as set forth in Section 2.6(d). Notwithstanding anything to the contrary contained in this Section 2.6(g), if this Agreement is terminated prior to the Effective Time, then the right of any Company Stockholder to be paid the fair value of such Company Stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (i) prompt notice of any written demands received by the Company for appraisal of Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by the Company relating to such holder’s rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demand for appraisal or offer to settle or settle any such demands.
(h) Notwithstanding anything in this Agreement to the contrary except for the limitation set forth in Section 2.6(d)(iv), if the product of (i) the number of shares of Parent Common Stock to be issued in the Offer and the Merger in exchange for Company Shares and (ii) the Testing Price (as defined below in this Section 2.6(h)) of Parent Common Stock (such product being the “Value of Stock Consideration”) is less than forty percent (40%) of the sum of the Value of Stock Consideration and the amount of Non-Stock Consideration (as defined below in this Section 2.6(h)), then the amount of cash Merger Consideration to be paid in the Merger in exchange for Company Common Stock shall be reduced and the number of shares of Parent Common Stock issued in the Merger in exchange for Company Common Stock shall be increased, with the adjustment based on the Parent Common Stock being valued at the Average Trading Price, so as to cause such percentage to be equal to forty percent (40%). If such an adjustment is required, each stockholder whose shares of Company Common Stock are being converted into the Cash Consideration in the Merger shall bear such stockholder’s proportionate share of such adjustment, based on the percentage of the aggregate Cash Consideration to which such stockholder is otherwise entitled pursuant to the Merger under this Agreement to the aggregate Cash Consideration to which all stockholders are otherwise entitled pursuant to the Merger under this Agreement. If due to the limitation set forth in Section 2.6(d)(iv) the number of shares of Parent Common Stock cannot be increased to cause such percentage to be equal to forty percent (40%), then (i) no adjustment shall be required, (ii) the Second Merger shall not be required to be completed, and (iii) the failure to have such percentage equal 40% means there is “Inadequate Continuity of Interest” for purposes of this Agreement. For purposes of this Section 2.6(h), (i) the “Non-Stock Consideration” shall mean the sum of (A) any cash consideration paid pursuant to the Offer and the Merger, and (B) any other cash or property (other than shares of Parent Common Stock) that is transferred, paid or distributed by Parent (or any Person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3)) to holders of Company Common Stock in exchange for Company Common Stock in connection with the Offer and Merger (including any cash paid on account of Dissenting Shares and in lieu of fractional shares of Parent Common Stock), and (ii) the “Testing Price” shall be the average of the high and low price per share of Parent Common Stock trading prices on the NYSE on the Closing Date.
Section 2.7 Exchange of Certificates.
(a) At the Effective Time, Parent shall deposit, or shall cause to be deposited, with BNY Mellon Shareowner Services or another bank or trust company designated by Parent (the “Exchange Agent”), for the purpose of exchanging the Merger Consideration for (i) certificates representing shares of Company Common Stock (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). Parent agrees to make available to the Exchange Agent from time to time as needed and promptly following a request therefor from the Exchange Agent, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.6(e). Any Merger Consideration deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 2.6 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Parent will pay all fees and expenses of the Exchange Agent.
(b) Promptly after the Effective Time, Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock as of the Effective Time a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, if any, shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration.

(c) Each holder of record of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each share of Company Common Stock represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition of exchange that (i) either such surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of the exchange by a Person other than the registered holder of such Certificate or Uncertificated Share or such Person shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.7(c), each Certificate or Uncertificated Share shall represent, for all purposes, only the right to receive upon such surrender the Merger Consideration in respect of the number of shares of Company Common Stock evidenced by such Certificate or such Uncertificated Share.
(d) Any portion of the Exchange Fund which remains undistributed to the Company Stockholders for six (6) months after the Effective Time shall be delivered to Parent upon demand, and any Company Stockholders who have not theretofore complied with this Section 2.7 shall thereafter look only to Parent to claim the Merger Consideration, without any interest thereon.
(e) No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock or are payable to the holders of record thereof on or after the Effective Time will be paid to the Company Stockholders entitled by reason of the Merger to receive certificates representing Parent Common Stock until such Company Stockholders surrender their Certificates or Uncertificated Shares, as provided in this Section 2.7. Subject to the effect of applicable Law, there shall be paid to the holder of record of the certificates representing such Parent Common Stock (or, if applicable under Section 2.7(c), the other Person) (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to whole shares of such Parent Common Stock having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of dividends or other distributions payable with respect to whole shares of Parent Common Stock having a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender. In no event shall the Company Stockholder or other Person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

(f) Neither Parent nor the Company shall be liable to any Company Stockholder for any Merger Consideration properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.
(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such amount as Parent may direct, as indemnity against any claim that may be made against it or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof would have been entitled to receive in respect of the shares of Company Common Stock represented by such lost, stolen or destroyed Certificate pursuant to Section 2.7(c), without any interest thereon, together with any amounts then payable pursuant to Section 2.7(e).
(h) All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (other than the rights, if any, under Section 2.7(e)).
(i) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.7(a) to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent, upon demand and upon its certification to the Exchange Agent that Parent has otherwise paid for such shares.
Section 2.8 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter, there shall be no further registration of transfers of shares of Company Common Stock then outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration in accordance with this Article 2.
Section 2.9 Company Equity Awards; Warrants.
(a) At the Effective Time, each option to purchase Company Common Stock then outstanding under any employee stock option or compensation plan or arrangement of the Company (a “Company Option”), whether or not vested or exercisable, shall be canceled in consideration for which the holder thereof shall thereupon be entitled to receive promptly after the Effective Time cash (without interest thereon) in an amount equal to the difference of (i) the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, and (B) the excess, if any, of the Cash Consideration over the exercise price per share of Company Common Stock subject to such Company Option, minus (ii) all applicable federal, state and local Taxes required to be withheld, if any.
(b) As of the Effective Time, each warrant to purchase shares of Company Common Stock (a “Company Warrant”) then outstanding, whether or not then exercisable or vested, shall be canceled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly after the Effective Time, cash without interest thereon)

in an amount (if any) equal to the difference of (i) the product of (A) the number of shares of Company Common Stock subject to such Company Warrant, and (B) the excess, if any, of the Cash Consideration over the exercise price per share of Company Common Stock subject to such Company Warrant, minus (ii) all applicable federal, state and local Taxes required to be withheld, if any.
(c) Prior to the Effective Time, the Company shall deliver to the holders of Company Options and Company Warrants appropriate notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement. Not more than ten (10) nor less than three (3) Business Days prior to the anticipated Effective Time, the Company shall deliver to Parent a list, in form reasonably acceptable to Parent, of the number of Company Options and Company Warrants expected to be outstanding immediately prior to the Effective Time, and the names of the holders thereof and in each case together with the applicable mailing addresses, tax identification numbers and other information relating to such holders and participants as Parent may reasonably require in connection with the payments to be made pursuant to this Section 2.9. Parent may take such actions, as promptly as practicable, prior to making any payment under this Section 2.9, as are reasonably necessary and appropriate in order to verify the right of any person to receive such a payment hereunder, the identifying information relating to such person and whether any withholding is required with respect thereto and, if so, the amount thereof.
(d) Anything to the contrary herein notwithstanding, if the terms of any Company Warrant or Company Option (or applicable Company Plan) do not themselves provide for or authorize the treatment thereof set forth in Section 2.9(a) or Section 2.9(b), the Company shall use commercially reasonable efforts to obtain the consent of the holder thereof to such treatment; provided, however, that (i) without Parent’s consent, the Company shall not pay any additional consideration to any such holder to obtain such consent and (ii) if such consent cannot be obtained prior to the Effective Time, then the treatment of such Company Option or Company Warrant at the Effective Time shall be as provided by the terms of such Company Option (or applicable Company Plan) or Company Warrant.
Section 2.10 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Merger Sub, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Stockholder or other Person such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law or treaty. To the extent that amounts are so withheld by the Exchange Agent, Merger Sub, the Surviving Corporation or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Stockholder or other Person in respect of which such deduction and withholding was made by the Exchange Agent, Merger Sub, the Surviving Corporation or Parent.
Section 2.11 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties, Permits or assets of either of the Company or Merger Sub, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either the Company or Merger Sub, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s rights, title or interest in, to or under any of the rights, privileges, powers, franchises, properties, Permits or assets of the Company or Merger Sub, as the case may be, and otherwise to carry out the purposes of this Agreement.
Section 2.12 Tax Free Reorganization. Except if the All-Cash Election is made or there is Inadequate Continuity of Interest, the transactions contemplated by this Agreement are intended to be treated as an integrated transaction and to qualify as a reorganization within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute a plan of reorganization within the meaning of the regulations promulgated under Section 368(a) of the Code.
Article 3.
Representations and Warranties of the Company
Except as disclosed in the Company Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), which shall identify exceptions by specific section references, the Company represents and warrants to Parent as set forth below.
Section 3.1 Corporate Existence and Power. The Company is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority and is in possession of all franchises, grants, Permits and orders (“Company Approvals”) required to own, lease and operate its properties and assets and to carry on its business as now being conducted, and the Company has not received any notice of proceedings relating to the revocation or modification of any Company Approvals, except in each case where the revocations or modifications, or the failure to have such power and authority and to possess such Company Approvals would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so qualified or licensed which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered a complete, true and correct copy of the Company Organizational Documents, as amended to date, to Parent. The Company Organizational Documents are in full force and effect. The Company is not in violation of any of the provisions of the Company Organizational Documents. The minute books of the Company contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since January 1, 2006, of the Company Stockholders and the Company Board (including the committees of the Company Board).
Section 3.2 Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby are within the Company’s corporate powers and, except for the

Company Stockholder Approval (if required under applicable Law in order to permit the consummation of the Merger) and the filing and recordation of the Certificate of Merger in accordance with the DGCL, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Company Board at a meeting duly called and held on or prior to the date hereof, has, by unanimous vote (a) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are in the best interests of the Company Stockholders, (b) approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (c) declared that this Agreement is advisable, (d) resolved to recommend that the Company Stockholders accept the Offer and exchange their shares of Company Common Stock pursuant to the Offer and, if required under applicable Law in order to permit the consummation of the Merger, vote their shares of Company Common Stock in favor of the adoption of this Agreement and the transactions contemplated hereby (the unanimous recommendations referred to in this clause (d), subject to the proviso regarding unanimity in Section 1.2(a) are collectively referred to in this Agreement as the “Recommendations”), and (e) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or other similar Law that might otherwise apply to the Offer, the Merger or any of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
Section 3.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not require any action, order, or Permit of, or declaration or filing with, or notification to, any Governmental Entity, other than: (a) the filing of the Certificate of Merger in accordance with the DGCL and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such compliance as may be required under any applicable state securities or Blue Sky Laws; and (e) other actions, orders, Permits, declarations and filings which, if not obtained or made, would not prevent or delay consummation of the Merger or otherwise prevent the Company from performing its obligations under this Agreement, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement, the Offer, and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (a) contravene or conflict with the Company Organizational Documents or the Organizational Documents of any Company Subsidiary, (b) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets is bound or affected, (c) constitute a breach of or default under (or an event that with notice or lapse of time or both could reasonably be expected to become such a breach or default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, concession, franchise, Permit or other similar authorization or joint venture, limited liability or partnership agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary or any of their respective properties or assets is bound or affected, or (d) result in the creation or imposition of any Lien on any of the properties or assets of the Company or any Company Subsidiary, other than, in the case of clauses (b), (c) and (d), any such conflicts, violations, breaches, defaults, Liens or other occurrences that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.5 Capitalization.
(a) The authorized capital stock of the Company consists of 95,000,000 shares of common stock, $0.01 par value (“Company Common Stock”), and 5,000,000 shares of preferred stock, no par value (“Company Preferred Stock”). As of the date of this Agreement, (i) 21,301,314 shares of Company Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and not issued in violation of any preemptive right of any Company Stockholder, (ii) no shares of Company Common Stock are held by the Company in its treasury, (iii) 3,794,835 shares of Company Common Stock are reserved for issuance under Company Plans, including 726,790 shares of Company Common Stock subject to Company Options outstanding as of the date hereof (whether or not exercisable), (iv) 248,654.14 shares of Company Common Stock are reserved for issuance under Company Warrants, and (v) no shares of Company Preferred Stock are issued or outstanding. Except as set forth in the Company Disclosure Schedule, since September 27, 2009, the Company has not declared or paid any dividend or distribution in respect of its Equity Interests and has not repurchased or redeemed any shares of Company Common Stock, and the Company Board has not resolved to do any of the foregoing. Except as set forth in the Company Disclosure Schedule, there are no outstanding restricted shares of Company Common Stock that were granted under Company Plans and that are subject to any restrictions on transfer, vesting, risk of forfeiture or other restriction. Except as set forth in the Company Disclosure Schedule, the per share purchase price of the shares of Company Common Stock subject to each Company Option is not less than 100% of the fair market value per share of Company Common Stock on the date of grant of such Company Option.
(b) Except as set forth in this Section 3.5, there are no outstanding options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other Equity Interests of the Company, including without limitation, any arrangements (i) relating to the acquisition, issuance, voting, registration, sale or transfer of any issued or unissued capital stock or other Equity Interests of the Company, (ii) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any issued or unissued capital stock or other Equity Interests of the Company, or (iii) obligating the Company to issue or sell any shares of capital stock or other Equity Interests of, or other Equity Interests in, the Company. There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock.

(c) Except as set forth in the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no agreement relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock.
(d) The Company Disclosure Schedule sets forth a complete and accurate list of all outstanding Company Options as of the date of this Agreement, which list sets forth the name of the holders thereof and the exercise price thereof, the number of shares of Company Common Stock subject thereto, the date of grant, and the governing Company Plan with respect thereto. Except as set forth in the Company Disclosure Schedule, all such Company Options are vested and expire 10 years after the grant date, unless earlier terminated.
(e) The Company Disclosure Schedule sets forth a complete and accurate list of all outstanding Company Restricted Shares as of the date of this Agreement, which list sets forth the name of the holders thereof, the number of such shares of Company Common Stock, information regarding vesting other than performance vesting (including any acceleration of vesting that may result from this Agreement or the transactions contemplated hereby) and the governing Company Plan with respect thereto.
Section 3.6 Subsidiaries.
(a) Each Company Subsidiary is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing, under the Laws of its jurisdiction of incorporation or organization, and has all powers and authority and is in possession of all franchises, grants, Permits and orders (“Company Subsidiary Approvals”) required to own, lease or operate its properties and assets and to carry on its business as now being conducted, and no Company Subsidiary has received any notice of proceedings relating to the revocation or modification of any Company Subsidiary Approvals, except in each case where the revocations or modifications, or the failure to be so organized, existing and in good standing or to have such power and authority or to possess the Company Subsidiary Approvals, would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed as a foreign corporation or entity to do business and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so qualified or licensed which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) The Company Disclosure Schedule sets forth a true and complete list of all Company Subsidiaries and the total number of authorized, issued and outstanding Equity Interests of each such Company Subsidiary. Each of the outstanding Equity Interests of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable, and not issued in violation of any preemptive rights of any Company Subsidiary shareholder or other equity holder, were issued in compliance with all applicable federal, state and foreign Laws, and such Equity Interests owned by the Company or another Company Subsidiary are owned free and clear of all Liens. Except as set forth in the Company Disclosure Schedule, all of the Equity Interests in each Company Subsidiary are beneficially owned, directly or indirectly, by the Company. Except as set forth in the Company Disclosure Schedule, there are no outstanding options, warrants or other rights, agreements, arrangements or commitments of any character, including without limitation, voting agreements or arrangements, relating to the issued or unissued Equity Interests of any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any Equity Interests of, or other Equity Interests in, any Company Subsidiary. There are no obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other entity, except for loan commitments and other funding obligations entered into in the ordinary course of business.
(c) The Company has made available to Parent complete, true and correct copies of the Organizational Documents, as amended to date, of each Company Subsidiary. The Organizational Documents of each Company Subsidiary are in full force and effect. No Company Subsidiary is in violation of any of the provisions of its Organizational Documents. The minute books of each Company Subsidiary contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since January 1, 2006, of its shareholders and Board of Directors (including the committees of its Board of Directors).
Section 3.7 Company SEC Documents; Financial Statements.
(a) The Company and each Company Subsidiary has filed all forms, reports and documents required to be filed with the SEC (collectively, the “Company SEC Documents”) since January 1, 2006. The Company SEC Documents, including all Company SEC Documents filed after the date of this Agreement, (i) were or will be filed on a timely basis, (ii) were or will be prepared in accordance with the requirements of applicable Law, and (iii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents, including any Company SEC Documents filed after the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and changes in financial position for the periods indicated, except that any unaudited interim financial statements do not contain the notes required by GAAP and were or are subject to normal and recurring year-end adjustments, which were not or are not expected to be material in amount, either individually or in the aggregate.
(c) The Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial)

relating to the Company and the Company Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of the Company required by Section 302 of Sarbanes-Oxley with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Sarbanes-Oxley.
(d) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which have materially affected, or are reasonably likely to materially affect, the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to the Parent a summary of any such disclosure regarding material weaknesses and fraud made by management to the Company’s auditors and audit committee since January 1, 2006. For purposes of this Agreement, a “significant deficiency” in internal controls means an internal control deficiency that adversely affects an entity’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP. A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. For purposes of this Agreement, a “material weakness” in internal controls means a significant deficiency or a combination of significant deficiencies, that results in more than a remote likelihood that a material adverse misstatement of the annual or interim financial statements will not be prevented or detected.
Section 3.8 No Material Undisclosed Liabilities. There are no liabilities or obligations of the Company or any Company Subsidiary, of any kind whatsoever, whether accrued, contingent, absolute, due or to become due, determined, determinable or otherwise, other than: (a) liabilities or obligations fully reflected or reserved against on the Company’s consolidated balance sheet included in the Company’s Annual Report on Form 10-K for the year ended December 28, 2008 (the “2008 Balance Sheet”) or described in the notes thereto or in the Company’s consolidated balance sheet included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2009 (the “Third Quarter Balance Sheet”) or described in the notes thereto; (b) liabilities or obligations incurred after September 27, 2009 in the ordinary course of business consistent with past practice that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; and (c) liabilities or obligations that arise under this Agreement.

Section 3.9 Absence of Certain Changes. Except as set forth in the Company Disclosure Schedule, since September 27, 2009, except as otherwise expressly contemplated by this Agreement, the Company and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice and there has not been: (a) any damage, destruction or loss (whether or not covered by insurance) affecting the business, properties or assets of the Company or any Company Subsidiary that has had, or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (b) any change by the Company in its accounting methods, principles or practice (other than changes required by GAAP); (c) other than in the ordinary course of business consistent with past practice, any sale of a material amount of assets of the Company and the Company Subsidiaries; (d) any material Tax election, any material change in method of accounting with respect to Taxes or any compromise or settlement of any proceeding with respect to any material Tax liability; (e) any change in the financial condition, results of operations or business of the Company and any of the Company Subsidiaries that has had, or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (f) any revaluation by Company of any of its assets in any material respect; (g) any declaration, setting aside or payment of any dividends or distributions in respect of shares of Company Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of any Company Subsidiary; (h) any increase in the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of January 1, 2009 (which amounts have been previously disclosed to Parent), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus; or (i) any action, event, occurrence, development or state of circumstances or facts that has had, or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.10 Litigation. Neither the Company nor any of the Company Subsidiaries is party to any Claim, and there is no Claim pending, or to the knowledge of the Company threatened, against the Company or any Company Subsidiary or any of their respective assets, properties or employees as to which there is a reasonable probability of an adverse determination and which, if adversely determined, that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is party to any Claim, and there is no Claim pending, or to the knowledge of the Company threatened, challenging this Agreement or the validity or propriety of the transactions contemplated by this Agreement. Neither the Company nor any Company Subsidiary nor any of their respective properties, assets or employees is or are subject to any order, writ, judgment, injunction, regulatory restriction, decree, settlement, determination or award having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.11 Taxes. (a) All material Tax Returns, statements, reports and forms required to be filed with the IRS or any other Governmental Entity or taxing authority or agency, domestic or foreign, including without limitation, consolidated, combined and unitary Tax Returns (collectively, the “Company Returns”) by, or with respect to, the Company and each Company Subsidiary have been timely filed in accordance with all applicable Laws; (b) the Company and each Company Subsidiary has timely paid and discharged all Taxes due and payable (other than Taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected on the Third Quarter Balance Sheet), and the

Company Returns were true, correct and complete in all material respects; (c) the charges, accruals and reserves for Taxes with respect to the Company and each Company Subsidiary that are reflected on the Third Quarter Balance Sheet are adequate to pay Tax liabilities accruing through the date thereof; (d) since the date of the Third Quarter Balance Sheet, the Company and each Company Subsidiary have not incurred any Taxes other than Taxes incurred in the ordinary course of business consistent with past practices of the Company and each Company Subsidiary; (e) the Company and each Company Subsidiary has duly withheld and paid all Taxes that they are required to withhold and pay (other than Taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected on the Third Quarter Balance Sheet) and all information returns required with respect thereto have been completed and timely filed and all such information returns were correct and complete in all material respects; (f) there is no action, suit, proceeding, audit or Claim now proposed in writing, pending or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary in respect of any Taxes that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (g) no Claim is outstanding by any jurisdiction in which the Company or a Company Subsidiary does not file Tax Returns that the Company or a Company Subsidiary is or may be subject to taxation by that jurisdiction or authority; (h) there are no Liens with respect to Taxes on any of the assets or properties of the Company or any Company Subsidiary other than with respect to Taxes not due and payable; (i) neither the Company nor any Company Subsidiary (A) has been a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company was the common parent and (B) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (j) no consent under Section 341(f) of the Code has been filed with respect to the Company or any Company Subsidiary; (k) neither the Company nor any Company Subsidiary has entered into a closing agreement pursuant to Section 7121 of the Code that will apply in a Tax period ending after the Effective Time; (l) neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (m) neither the Company nor any Company Subsidiary has received a ruling or entered into an agreement with the IRS or any other taxing authority that would be reasonably likely to have a Company Material Adverse Effect; (n) neither the Company nor any Company Subsidiary will be required to make an adjustment under Section 481(a) of the Code for any taxable period (or any portion thereof) ending after the Closing Date as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date or any other action or transaction effected by the Company or any Company Subsidiary in a taxable period ending on or prior to the Closing Date; and (o) neither the Company nor any Company Subsidiary has participated (within the meaning of Treasury Regulations § 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of Treasury Regulations § 1.6011-4(b) (and all predecessor regulations). For purposes of this Section 3.11, references to Company and Company Subsidiaries include former Subsidiaries of the Company for the periods during which any such Subsidiaries were owned, directly or indirectly, by the Company.
Section 3.12 Employee Benefits.
(a) The Company Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including, without limitation, each multiemployer plan within the meaning of Section 3(37) of ERISA and multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA), and each stock purchase, stock option, restricted stock, severance, employment, retiree medical, cafeteria, dependent care, tuition reimbursement, adoption assistance, life insurance, supplemental retirement, change-in-control, termination, fringe benefit, bonus, incentive, deferred compensation, employee loan and each other employee benefit plan, agreement, contract, program, policy or other arrangement, whether or not subject to ERISA (including any arrangement now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether oral or written, (i) which is or has been contributed to, sponsored by or maintained by the Company or any ERISA Affiliate, or for which the Company or any ERISA Affiliate has or had an obligation to contribute, or (ii) under which the Company or any ERISA Affiliate has any present or future liability, but excluding any employment agreement, contract or arrangement that can be terminated without liability to the Company other than severance in accordance with the Company’s Standard Severance Plan (each such plan, agreement, contract, program, policy and arrangement, a “Company Plan”).
(b) With respect to each Company Plan, the Company has provided to Parent a current, accurate and complete copy (or a description of the Company Plans that are not in writing) thereof and a current, accurate and complete copy of each material document prepared in connection with each such Company Plan, including, without limitation, and, to the extent applicable: (i) any plan document, including all amendments thereto; (ii) any related trust agreement or other funding instrument; (iii) the most recently issued United States Internal Revenue Service (“IRS”) determination letter and the materials submitted to obtain that letter, if applicable (and, if materials have been submitted to obtain a GUST or EGTRRA determination letter but that letter has not been issued prior to the date hereof, the materials submitted to obtain the GUST or EGTRRA determination letter) or the most recent IRS opinion letter; (iv) any summary plan description (including all summaries of material modifications) and other written communications by the Company or any ERISA Affiliate to any current or former employee, director or consultant of the Company or any ERISA Affiliate (each a “Company Employee”) concerning the benefits provided under a Company Plan; (v) the Form 5500 and attached schedules, if applicable, for the three latest completed plan years; (vi) the actuarial and financial statements for the three latest completed plan years with respect to each such Company Plan; (vii) all nondiscrimination testing results for each applicable Company Plan’s last three plan years; and (viii) any correspondence to or from the IRS or U.S. Department of Labor related to any Company Plan’s potential noncompliance with applicable Law.
(c) Except as disclosed in the Company Disclosure Schedule, no member of the Company’s “controlled group,” within the meaning of Section 4001(a)(14) of ERISA, maintains or contributes to, or has any actual or potential liability with respect to, an employee pension benefit plan subject to Title IV of ERISA or Sections 412 or 430 of the Code. No Company Plan is a “multiemployer pension plan” as defined in Section 3(37) of ERISA. Except as disclosed in the Company Disclosure Schedule, none of the Company Plans obligates the Company or any of the ERISA Affiliates to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or as a result of a “change in control,” within the meaning of such term under Section 280G of the Code. Except as set forth in the Company Disclosure Schedule, the Company has made no payments, is not obligated to make any payments, and is not a party to any agreement that under any circumstances could obligate it to make any payments in the nature of compensation, that will not be deductible under Section 162 of the Code. Except as disclosed in the Company Disclosure Schedule, or as required by COBRA, none of the Company Plans provides for or promises retiree medical, disability or life insurance benefits to any Company Employee. Except as disclosed in the Company Disclosure Schedule, each of the Company Plans is subject only to the Laws of the United States or a political subdivision thereof.
(d) Except as disclosed in the Company Disclosure Schedule, each Company Plan has been established, maintained, and operated in all respects in accordance with the requirements of all applicable Law and all persons who participate in the operation of such Company Plans and all Company Plan “fiduciaries” (within the meaning of Section 3(21) of ERISA) have acted in accordance with the provisions of all applicable Law. The Company and the ERISA Affiliates have performed all obligations required to be performed by any of them with respect to, are not in any respect in default under or in violation of, and the Company has no knowledge of any default or violation by any party to, any Company Plan. No legal action, suit or claim is pending or, to the knowledge of the Company, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) and, except as disclosed in the Company Disclosure Schedule, to the knowledge of the Company, no fact or event exists that could give rise to any such action, suit or claim. No Company Plan is currently under audit or review by any governmental body and, to the knowledge of the Company, no such audit or review has been threatened. Except as disclosed in the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate has incurred any liability under Section 302 of ERISA or Sections 412 or 430 of the Code.
(e) Each Company Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code (including each trust established in connection with such a Company Plan that is intended to be exempt from Federal income taxation under Section 501(a) of the Code) has received a favorable determination letter from the IRS, or is covered by an opinion from the IRS, that it is so qualified, and, except as disclosed in the Company Disclosure Schedule, the Company is not aware of any fact or event that could adversely affect the qualified status of any such Company Plan. Except as disclosed in the Company Disclosure Schedule, no trust maintained or contributed to by the Company or any of the ERISA Affiliates is intended to be qualified as a voluntary employees’ beneficiary association or is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code.
(f) Except for matters disclosed in the Company Disclosure Schedule, there has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan. The Company and each of the ERISA Affiliates has not incurred any liability for any civil penalties arising under ERISA or for any excise Tax arising under Sections 4971 through 4980F of the Code, and, to the knowledge of the Company or the Company Subsidiaries, no fact or event exists that could give rise to any such liability.
(g) All contributions, premiums or payments required to be made with respect to any Company Plan have been made on or before their due dates.

(h) Except for employment, change of control, severance, consulting or other similar contracts with any Company Employees disclosed in the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate is a party to any such contracts.
(i) Except as disclosed in the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in conjunction with another event, entitle any Company Employee to severance pay, unemployment compensation or any other payment, except as expressly provided herein, or accelerate the time of payment or vesting or increase the compensation due any such Company Employee, except as expressly provided herein.
(j) Except as set forth in the Company Disclosure Schedule, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any Company Subsidiary relating to, or any change in employee participation or coverage under, any Company Plan that would increase in any material respect the expense of maintaining such Company Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.
(k) Except as disclosed in the Company Disclosure Schedule, all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party at all times since December 31, 2004 have complied with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by their terms and have been operated in accordance with such requirements. No participant in such a Company Plan will incur any Taxes on any benefit under such Company Plan before the date as of which such benefit is actually paid to such participant. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. No Company Plan requires the Company or any of its Subsidiaries to gross up a payment to any former or current employee, officer, director or contractor of Company or any of its Subsidiaries for Tax related payments under Section 409A of the Code.
(l) Except as set forth in the Company Disclosure Schedule, with respect to each Company Plan that is maintained outside the jurisdiction of the United States or that covers any employee residing or working outside the United States, (i) such Company Plan is fully funded if any such funding requirement applies, or, if no such requirement applies, adequate reserves therefore have been established on the accounting statements of the applicable Company or ERISA Affiliate; and (iii) no liability or obligation of the Company or any ERISA Affiliate exists with respect to such Plan that has not been disclosed in the Company Disclosure Schedule.
(m) Except as set forth in the Company Disclosure Schedule, the Company has not established any trust for funding any of the Company Plans.
(n) The Company Options have been authorized, approved and granted in accordance with the requirements set forth in Treasury Regulation 1.162-27(e)(2)(vi) and any other requirements under Law such that any amount of any compensation deduction to the Company resulting from the exercise of any Company Option will not be limited by Section 162 of the Code. The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted and such

Company Options are fully exempt from Section 409A of the Code, and neither the Company nor Parent has incurred any liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options.
(o) The adoption, approval, amendment or modification of each Company Plan since the discussions relating to the transactions contemplated hereby between the Company and Parent began has been approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d-10(d)(2) promulgated under the Exchange Act and the instructions thereto and the “safe harbor” provided pursuant to Rule 14d-10(d)(2) is otherwise applicable thereto as a result of the taking prior to the execution of this Agreement of all necessary actions by the Company Board, the compensation committee thereof or its independent directors.
Section 3.13 Compliance with Laws; Permits and Registrations.
(a) Neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of, or has violated, (a) any Laws applicable to the Company or any Company Subsidiary or by which its or any of their respective properties is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, Permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary or any of their respective properties or assets is bound or affected, except for such conflicts, defaults or violations which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) The Company and each Company Subsidiary have all Permits under all Laws and from all Governmental Entities necessary to carry on their respective businesses as currently conducted, except where the failure to have any Permit would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) The Company and each of its officers and directors are in compliance with, and have complied in all material respects with (a) the applicable provisions of Sarbanes-Oxley and (b) the applicable listing and corporate governance rules and regulations of NASDAQ. With respect to each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each amendment of any such report filed by the Company with the SEC since January 1, 2006, the Chief Executive Officer and Chief Financial Officer of the Company have made all certifications required by Sarbanes-Oxley, and the statements contained in each such certification were complete and correct when made.
Section 3.14 Intellectual Property. Except as set forth in the Company Disclosure Schedule, none of the operations of or products and services provided by the Company and each Company Subsidiary violate the trademark, service mark, trade name, patent, trade secret, copyright, know-how or any other proprietary or intellectual property right (collectively, “Intellectual Property”) of any third party. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth in the Company Disclosure Schedule, the Company and each Company Subsidiary own or have a valid license or other right to use the Intellectual Property, domain name(s), and computer hardware or software used in the business of the Company and each Company Subsidiary, as currently conducted (collectively, the “Company Intellectual Property”). Except as set forth in the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written notice of infringement of or challenge to, and there are no Claims pending, or to the knowledge of the Company threatened, with respect to the rights of others to the use of, any Company Intellectual Property that if determined adversely to the Company would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, following the consummation of the transactions contemplated by this Agreement, the Parent, Merger Sub, and Company will have the continued ability to continue to use the Company Intellectual Property as it is currently being used without obtaining further licenses or permissions from the owner thereof or the payment of any additional fees relating to continued use thereof
Section 3.15 Transaction Fees; Opinion of Financial Advisors.
(a) Except for Baird, whose fees and expenses will be borne by the Company, there is no investment banker, financial advisor, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, the Company or any Company Subsidiary which is entitled to any fee or commission from the Company, any Company Subsidiary, Parent or any of their respective affiliates upon consummation of the Offer, the Merger or the other transactions contemplated by this Agreement. The Company has heretofore furnished to Parent complete and correct copies of all agreements, as amended through the date hereof, between the Company or a Company Subsidiary, on the one hand, and Baird, on the other hand, pursuant to which either such firm would be entitled to any payment relating to the Offer, the Merger and the other transactions contemplated by this Agreement.
(b) The Company Board has received the written opinion of Baird, dated as of the date hereof, to the effect that, as of such date, and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by the Company Stockholders pursuant to the Offer and the Merger is fair to the Company Stockholders (other than Parent, Merger Sub and their affiliates) from a financial point of view (the “Fairness Opinion”). The Company will promptly, after the date of this Agreement, deliver a copy of such Fairness Opinion to Parent.
Section 3.16 Labor Matters.
(a) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, wages and hours, and any other Law applicable to any of the Company Employees, or the independent contractors and consultants of the Company and the Company Subsidiaries (collectively, the “Company Independent Contractors”), or other Persons providing services to the Company or any Company Subsidiary, including, without limitation, all Laws concerning the classification of employees and independent contractors. Each of the Company and the Company Subsidiaries has withheld all amounts required by applicable Law or by agreement to be withheld from the wages, salaries and other payments to employees, and none of the Company and the Company Subsidiaries is liable for any arrears of wages or any

Taxes or any penalty for failure to comply in any material respect with any of the foregoing. None of the Company and the Company Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security, or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).
(b) To the Company’s knowledge, no Company Employee, Company Independent Contractor or any other Person providing services to the Company or any Company Subsidiary is in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant applicable to a former employer relating (a) to the right of any such Person to be employed or retained by the Company or any Company Subsidiary, or (b) to the use by or for the benefit of any of the Company or a Company Subsidiary of the trade secrets, intellectual property, or confidential or proprietary information of others. To the knowledge of the Company, no Company Employee, Company Independent Contractor or any other Person providing services to the Company or any Company Subsidiary is in violation in any material respect of any term of any employment contract, non-disclosure agreement, non-competition agreement, or restrictive covenant relating to the business of the Company or any Company Subsidiary, except for such violations which have been cured prior to the date of this Agreement.
(c) The Company and the Company Subsidiaries have provided Parent with true, complete and correct copies of all written employment, management, change of control or severance agreements or arrangements which have been entered into between the Company and any Company Subsidiary, on the one hand, and any Company Employee, on the other hand, including any amendments thereto, and a list of each and every current officer of the Company or a Company Subsidiary or each and every other employee of the Company or a Company Subsidiary with a level of annual compensation that is in excess of $200,000 per fiscal year for the year ended December 28, 2008. Other than as expressly set forth in such agreements or amendments, there have been no changes, and there are no proposed amendments or changes, to the remuneration or benefits of any kind payable or due to any of such Company Employees.
(d) There are no strikes, slowdowns, work stoppages, lockouts, union organizing activities or other material labor controversies pending or, to the knowledge of the Company, threatened by or between the Company or any Company Subsidiary and any Company Employee. Except as required by the Laws of a foreign jurisdiction, neither the Company nor any Company Subsidiary has recognized a trade union or is a party to, or bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization.
Section 3.17 Material Contracts.
(a) The Company Disclosure Schedule sets forth the following contracts, undertakings, commitments, licenses or agreements, written or oral, to which the Company or any Company Subsidiary is a party or which are applicable to any of their respective assets or properties (true and complete copies (or written summaries, if oral) of which have been made available to Parent prior to the date hereof) other than those contracts or agreements listed as exhibits in the Company’s Form 10-K for the fiscal year ended December 28, 2008 (each such contract or agreement as is required to be set forth in the Company Disclosure Schedule, together with all contracts and agreements of the Company or any Company Subsidiary listed or required to be listed as exhibits in the Company’s Form 10-K for the fiscal year ended December 28, 2008, being a “Material Contract”):
(i) promissory notes, loan agreements, indentures, evidences of indebtedness or other instruments and contracts providing for the borrowing or lending of money, whether as borrower, lender or guarantor, and any agreements or instruments pursuant to which any cash of the Company or any Company Subsidiary is held in escrow or its use by the Company or any Company Subsidiary is otherwise restricted, in each case in an amount of more than $1,000,000;
(ii) all contracts involving a value of more than $1,000,000 pursuant to which any material property or assets of the Company or any Company Subsidiary is subject to a Lien;
(iii) joint venture, alliance, affiliation or partnership agreements or joint development or similar agreements pursuant to which any third party is entitled to develop or market any products or services on behalf of, or together with, the Company or any Company Subsidiary or receive referrals of business from, or provide referrals of business to, the Company or any Company Subsidiary;
(iv) executory contracts for the acquisition or sale, directly or indirectly (by merger or otherwise) of all or a substantial portion of the assets (whether tangible or intangible) or the Equity Interests of another Person, including, without limitation, contracts for any completed acquisitions or sales pursuant to which an “earn out” or similar form of obligation (whether absolute or contingent) is pending or for which there are any continuing indemnification or similar obligations;
(v) any interest rate or currency swaps, caps, floors or option agreements or any other interest rate or currency risk management arrangement or foreign exchange contracts;
(vi) all licenses, sublicenses, or consent, royalty or other agreements concerning Company Intellectual Property involving an amount of more than $200,000;
(vii) contracts relating to rights to indemnification and/or advancement of expenses as in effect on the date hereof with respect to matters occurring on or prior to the Effective Time (including the transactions contemplated hereby);
(viii) any contract, agreement or other instrument of understanding which is not terminable by the Company or a Company Subsidiary without additional payment or penalty within sixty (60) days and obligates the Company or any Company Subsidiary for payments or other consideration with a value of more than $1,000,000;
(ix) contracts of the type required under Section 3.5(b) or Section 3.12(h) to be disclosed on the Company Disclosure Schedule;

(x) contracts imposing any material restriction on the right or ability of the Company or a Company Subsidiary (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to perform services for any other Person, or (F) to transact business or deal in any other manner with any other Person or contracts granting to any Person (other than the Company or any wholly owned Company Subsidiary) any “most favored nation” clause as to price or any other material term;
(xi) contracts (i) imposing any confidentiality obligation on the Company or any Company Subsidiary (other than routine confidentiality or nondisclosure agreements entered into in the ordinary course of business that do not otherwise constitute Material Contracts under this Section 3.17) or (ii) containing “standstill” or similar provisions;
(xii) contracts that could reasonably be expected to have a material effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company or (ii) the ability of the Company to perform any of its obligations under, or to consummate any of the transactions contemplated by this Agreement; and
(xiii) any contract, if a Default (as defined below) under such contract would be reasonably likely to have a Company Material Adverse Effect.
(b) Each Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.
(c) Neither the Company nor any Company Subsidiary is, or has received any notice that any other party is, in breach, default or violation of or is unable to perform in any respect under (each, a “Default”) any Material Contract (and no event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, which with notice or the lapse of time or both would constitute or give rise to a Default), except for those Defaults which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice of the termination of, or intention to terminate, any Material Contract, except for such notices or terminations that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in the Company Disclosure Schedule, no Claims for indemnification under any agreement have been made by or against the Company or any Company Subsidiary since January 1, 2006 and there are no such Claims outstanding or, to the knowledge of the Company, threatened.
Section 3.18 Required Vote; Intent to Tender; State Takeover Statutes.
(a) If required under applicable Law in order to permit the consummation of the Merger, the affirmative vote of the holders of a majority of the shares of Company Common

Stock outstanding on the record date for the meeting of Company Stockholders (the “Company Stockholder Approval”) to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) is the only vote required of the holders of any class or series of the Company’s Equity Interests necessary to adopt this Agreement and to approve the Merger and the other transactions contemplated hereby.
(b) As of the date of this Agreement, the Company has been advised that all of its directors and executive officers currently intend to tender all of their shares of Company Common Stock pursuant to the Offer.
(c) As of the date of this Agreement, the Company Board has taken and will duly and validly take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and any of the transactions contemplated hereby. No other “business combination,” “control share acquisition,” “fair price” or other anti-takeover Laws or regulations enacted under state or federal Laws in the United States or similar provisions in the Company Organizational Documents, or, to the knowledge of the Company, any other state or foreign jurisdiction, apply to the Offer, the Merger, this Agreement or any of the transactions contemplated hereby.
Section 3.19 Tax Matters. Except if the All-Cash Election is made or there is Inadequate Continuity of Interest: (a) neither the Company, nor any Company Subsidiary, nor any of the Company’s affiliates has taken or agreed to take any action that would prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and (b) to the Company’s knowledge, there are no agreements, plans or other circumstances that would prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
Section 3.20 Title to Property. Except as set forth in the Company Disclosure Schedule, (a) the Company and each of the Company Subsidiaries has good and marketable title to all of the properties and assets purported to be owned by them, real and personal, free and clear of all Liens, charges and encumbrances except Liens for Taxes not yet due and payable, pledges to secure deposits and such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect; and (b) all leases pursuant to which the Company or any of the Company Subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or such Company Subsidiary has not taken adequate steps to prevent such a default from occurring). Substantially all of the Company’s and each of the Company Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted, and are in compliance with all applicable Laws.
Section 3.21 Environmental Matters. Except as set forth in the Company Disclosure Schedule and as would not be reasonably likely to have, individually or in the aggregate, a

Company Material Adverse Effect: (a) no written notice, notification, demand, request for information, citation, summons, complaint or administrative or judicial order has been received by, and no investigation, action, claim, suit, proceeding or review is pending, or to the knowledge of the Company threatened, by any Person against, the Company or any of its Subsidiaries, with respect to any applicable Environmental Law; (b) the Company and the Company Subsidiaries are and have been in compliance with all applicable Environmental Laws; (c) there are not currently and there have never been any Hazardous Substances present in, on or under the real property at any location currently or previously owned or leased by the Company or any of its Subsidiaries; and (d) no action concerning any Environmental Law has been taken or is threatened against the Company or any of its Subsidiaries and no action or failure to act by the Company or any of its Subsidiaries has occurred with respect to the operation of the business or with regard to any real property currently or formerly owned or leased by the Company or any of its Subsidiaries which would constitute a violation of any Environmental Law or give rise to an Environmental Claim. Except as set forth in the Company Disclosure Schedule, there are no facts, circumstances or conditions that could reasonably be expected to constitute a violation of any Environmental Law or give rise to an Environmental Claim by or against the Company or any of its Subsidiaries.
For purposes of this Section 3.21, the following terms shall have the following meanings: (i) “Environmental Laws” means Laws relating to human health and safety, the environment, natural resources, the release or threatened release of hazardous substances or to pollutants, contaminants, wastes or chemicals (collectively, “Hazardous Substances”); and (ii) “Environmental Claim” means any investigation, notice, violation, demand, allegation, action, suit, injunction, order, consent decree, penalty, fine, lien, liability, responsibility, obligation, proceeding or claim (whether administrative, judicial or private in nature) arising (A) pursuant to, or in connection with, an actual or alleged violation of any Environmental Law; (B) in connection with any Hazardous Substances; (C) from any abatement, removal, remedial, corrective or other response action in connection with Hazardous Substances, Environmental Law or other order of a Governmental Entity; (D) from any actual or alleged damage, injury, threat, or harm to human health, real property, safety, natural resources, wildlife or the environment; and (E) third party claims for property damage, personal injury, toxic tort or medical monitoring.
Section 3.22 Absence of Agreements. Neither the Company nor any Company Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of the Company or of any Company Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, the Company or any Company Subsidiary may carry on its business (other than as may be required by Law or applicable regulatory authorities)), nor has the Company or any Company Subsidiary been advised that any Governmental Entity is contemplating issuing or requesting (or, to the knowledge of the Company, is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except as disclosed in the Company Disclosure Schedule.

Section 3.23 Insurance. The Company Disclosure Schedule lists all material policies of insurance of the Company and the Company Subsidiaries currently in effect. Neither the Company nor any of the Company Subsidiaries has any liability for unpaid premiums or premium adjustments not properly reflected on the Third Quarter Balance Sheet.
Section 3.24 Company Material Adverse Effect. Since December 28, 2008, there has been no Company Material Adverse Effect.
Section 3.25 Full Disclosure.
(a) This Article 3 and the Company Disclosure Schedule, taken as a whole, do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.
(b) Neither the Schedule 14D-9, nor the proxy or information statement prepared in connection with the Company Stockholders Meeting (the “Proxy Statement”), nor any of the information supplied or to be supplied by the Company or any of its Subsidiaries or Representatives for inclusion or incorporation by reference in the Offer Documents, Registration Statement or the Post-Effective Amendment will, at the respective times any such documents or any amendments or supplements thereto are filed with the SEC, are first published, sent or given to stockholders or become effective under the Securities Act or, in the case of the Proxy Statement, at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment or a supplement to any such documents, the Company shall promptly inform Parent. The Schedule 14D-9 and the Proxy Statement shall comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information about, or supplied or omitted by, Parent which is contained or incorporated by reference in any of the foregoing documents.
Section 3.26 No Discussions. As of the date of this Agreement, the Company is not, and no Representative of the Company is, engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.
Section 3.27 Certain Business Practices. To the knowledge of the Company, none of the Company, the Company Subsidiaries, or any director, officer, agent or employee of the Company or any Company Subsidiary, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

Section 3.28 Transactions with Affiliates. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, to the knowledge of the Company, between the date of the Company’s last proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.
Section 3.29 Company Expenses. The Company’s estimate, as of the date hereof, of its Expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and the Company Board, including, without limitation, fees payable to Baird) incurred by the Company or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement, the Offer and the Merger and all other matters related to the Closing of the transactions contemplated hereby is not in excess of the amount set forth in the Company Disclosure Schedule.
Article 4.
Representations and Warranties of Parent and Merger Sub
Except as disclosed in the Parent Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which shall identify exceptions by specific section references, Parent and Merger Sub represent and warrant to the Company as set forth below.
Section 4.1 Corporate Existence and Power. Parent is duly incorporated, validly existing and in active status under the Laws of the State of Wisconsin, and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has full corporate power and authority and is in possession of all franchises, grants, Permits and orders (“Parent Approvals”) required to own, lease and operate its properties and assets and to carry on its business as now being conducted, and neither Parent nor Merger Sub has received any notice of proceedings relating to the revocation or modification of any Parent Approvals, except in each case where the revocations or modifications, or the failure to have such power and authority and to possess the Parent Approvals would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so qualified or licensed which would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Parent is not in violation of any of the provisions of the Parent Organizational Documents and Merger Sub is not in violation of any of the provisions of the Merger Sub Organizational Documents.
Section 4.2 Corporate Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Offer and the Merger and the other transactions contemplated hereby are within Parent’s and Merger Sub’s corporate powers and, except for the filing and recordation of the Certificate of Merger in accordance with the DGCL, have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Parent Board, at a meeting duly called and held on or prior to the date hereof, has, by unanimous vote, and the Merger Sub Board of Directors has, by unanimous written consent, (a) determined that this Agreement and the transactions contemplated hereby, including, without limitation, the Offer and the Merger, are in the best interests of Parent and its shareholders and of Merger Sub and its stockholder, respectively, and (b) approved and adopted this Agreement and the transactions contemplated hereby, including, without limitation, the Offer and the Merger, in accordance with the requirements of applicable Law of their respective jurisdictions of incorporation. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and assuming that this Agreement constitutes the valid and binding obligation of the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.
Section 4.3 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not require any consent, approval, action, order, authorization, or permit of, or registration, declaration or filing with, or notification to, any Governmental Entity, other than: (a) the filing of the Certificate of Merger in accordance with the DGCL; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such compliance as may be required under any applicable state securities or Blue Sky Laws; and (e) other actions, orders, Permits, declarations and filings which, if not obtained or made, would not prevent or delay consummation of the Merger or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement, and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4 Non-Contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Offer and the Merger and the other transactions contemplated hereby do not and will not (a) contravene or conflict with the Parent Organizational Documents or the Organizational Documents of any Parent Subsidiary, (b) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any Parent Subsidiary or by which any of their respective properties or assets is bound or affected, (c) constitute a breach of or default under (or an event that with notice or lapse of time or both could reasonably be expected to become such a breach or default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, concession, franchise, Permit or other similar authorization or joint venture, limited liability or partnership agreement or other instrument or obligation to which Parent or any Parent Subsidiary is a party or by which Parent, any Parent Subsidiary or any of their respective properties or assets is bound or affected, or (d) result in the creation or imposition of any Lien on any of the properties or assets of Parent or any Parent Subsidiary, other than, in the case of clauses (b), (c) and (d), any such conflicts, violations, breaches, defaults, Liens or other occurrences that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Capitalization. The authorized capital stock of Parent consists of 125,000,000 shares of common stock, $0.01 par value (“Parent Common Stock”), and 25,000,000 shares of preferred stock, $0.01 par value (“Parent Preferred Stock”). As of the date of this Agreement, (a) 78,596,156 shares of Parent Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and not issued in violation of any preemptive right of any Parent shareholder, (b) 25,820,405 shares of Parent Common Stock are held by Parent in its treasury, (c) 10,000,000 shares of Parent Common Stock are reserved for issuance under all stock option plans of Parent (each a “Parent Option Plan”), including 5,851,755 shares of Parent Common Stock subject to options to purchase Parent Common Stock (each a “Parent Option”) outstanding as of the date hereof (whether or not exercisable), (d) 333,788 shares of Parent Common Stock reserved for issuance under Parent’s 1990 Employee Stock Purchase Plan, (e) 854,246 shares of Parent Common Stock reserved for issuance under Parent’s Savings Related Share Option Scheme, and (f) no shares of Parent Preferred Stock are issued or outstanding. Except as set forth in the Parent Disclosure Schedule or as disclosed in the Parent SEC Documents, since December 15, 2008, Parent has not declared or paid any dividend or distribution in respect of its Equity Interests and has not repurchased or redeemed any shares of Parent Common Stock, and the Parent Board has not resolved to do any of the foregoing.
Section 4.6 Subsidiaries. Each Parent Subsidiary is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, and has all powers and authority and is in possession of all franchises, grants, Permits and orders (“Parent Subsidiary Approvals”) required to own, lease or operate its properties and assets and to carry on its business as now being conducted, and no Parent Subsidiary has received any notice of proceedings relating to the revocation or modification of any Parent Subsidiary Approvals, except in each case where the revocations or modifications or the failure to be so organized, existing and in good standing or to have such power and authority or to possess the Parent Subsidiary Approvals, would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed as a foreign corporation or entity to do business and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so qualified or licensed which would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.7 Parent SEC Documents.
(a) Parent and each Parent Subsidiary has filed all forms, reports and documents required to be filed with the SEC (collectively, the “Parent SEC Documents”) since January 1, 2006. The Parent SEC Documents, including all Parent SEC Documents filed after the date of this Agreement, (i) were or will be filed on a timely basis, (ii) were or will be prepared in accordance with the requirements of applicable Law, and (iii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Documents, including any Parent SEC

Documents filed after the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the consolidated financial position of the Parent and the Parent Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and changes in financial position for the periods indicated, except that any unaudited interim financial statements do not contain the notes required by GAAP and were or are subject to normal and recurring year-end adjustments, which were not or are not expected to be material in amount, either individually or in the aggregate.
Section 4.8 No Material Undisclosed Liabilities. There are no liabilities or obligations of Parent or any Parent Subsidiary, of any kind whatsoever, whether accrued, contingent, absolute, due or to become due, determined, determinable or otherwise, other than: (a) liabilities or obligations fully reflected or reserved against on Parent’s consolidated balance sheet included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2008 or described in the notes thereto or in Parent’s consolidated balance sheet included in Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Parent Balance Sheet”) or described in the notes thereto; (b) liabilities or obligations incurred after September 30, 2009 in the ordinary course of business consistent with past practice that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect; and (c) liabilities or obligations that arise under this Agreement.
Section 4.9 Absence of Certain Changes. Except as set forth in the Parent Disclosure Schedule, since September 30, 2009, except as otherwise expressly contemplated by this Agreement, Parent and each Parent Subsidiary has conducted its business in the ordinary course consistent with past practice and there has not been: (a) any damage, destruction or other loss (whether or not covered by insurance) affecting the business, properties or assets of Parent or any Parent Subsidiary that has had, or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect; (b) any change by Parent in its accounting methods, principles or practices (other than changes required by GAAP); (c) other than in the ordinary course of business consistent with past practice, any sale of a material amount of assets of Parent or any Parent Subsidiary; (d) any material Tax election, any material change in method of accounting with respect to Taxes or any compromise or settlement of any proceeding with respect to any material Tax liability; (e) any change in the financial condition, results of operations or business of Parent and any of the Parent Subsidiaries that has had, or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect; or (f) any action, event, occurrence, development or state of circumstances or facts that has had, or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.10 Litigation. Neither Parent nor any of the Parent Subsidiaries is party to any Claim, and there is no Claim pending, or to the knowledge of Parent threatened, against Parent or any Parent Subsidiary or any of their respective assets, properties or employees as to which there is a reasonable probability of an adverse determination and which, if adversely determined, that would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is party to any Claim, and there is no Claim pending, or to the knowledge of Parent threatened, challenging this Agreement or the validity or propriety of the transactions contemplated by this Agreement. Neither Parent nor any Parent Subsidiary nor any of their respective properties, assets or employees is or are subject to any order, writ, judgment, injunction, regulatory restriction, decree, settlement, determination or award having, or which would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.11 Taxes. All material Tax Returns, statements, reports and forms required to be filed with the IRS or any other Governmental Entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary Tax Returns (collectively, the “Parent Returns”) by, or with respect to, Parent and each Parent Subsidiary have been timely filed in accordance with all applicable Laws. Parent and each Parent Subsidiary has timely paid and discharged all material Taxes due and payable (other than Taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected on the Parent Balance Sheet), and the Parent Returns were true, correct and complete in all material respects. The charges, accruals and reserves for Taxes with respect to Parent and each Parent Subsidiary that are reflected on the Parent Balance Sheet are adequate to pay the Tax liabilities accruing through the date thereof. There is no action, suit, proceeding, audit or Claim now proposed in writing, pending or, to Parent’s knowledge, threatened against Parent or any Parent Subsidiary in respect of any Taxes that would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.12 Compliance with Laws; Permits and Registrations.
(a) Neither Parent nor any Parent Subsidiary is in conflict with, or in default or violation of, or has violated, (i) any Laws applicable to Parent or any Parent Subsidiary or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, Permit, franchise or other instrument or obligation to which Parent or any Parent Subsidiary or any of their respective properties or assets is bound or affected, except for such conflicts, defaults or violations which would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Parent and each Parent Subsidiary have all Permits under all Laws and from all Governmental Entities necessary to carry on their respective businesses as currently conducted, except where the failure to have any Permit would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c) Parent and each of its officers and directors are in compliance with, have complied in all material respects with (i) the applicable provisions of Sarbanes-Oxley and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. With respect to each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each amendment of any such report filed by Parent with the SEC since January 1, 2006, the Chief Executive Officer and Chief Financial Officer of Parent have made all certifications required by Sarbanes-Oxley, and the statements contained in each such certification were complete and correct when made.
Section 4.13 Parent Vote. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Offer, the Merger or the transactions contemplated hereby.
Section 4.14 Ownership of Merger Sub; No Prior Activities.
(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.
(b) All of the outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.
(c) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.
Section 4.15 Disclosure Documents.
(a) This Article 4 and the Parent Disclosure Schedule, taken as a whole, do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.
(b) Neither the Offer Documents, nor the Registration Statement, nor the Post-Effective Amendment, nor any of the information supplied or to be supplied by Parent or its Subsidiaries or Representatives for inclusion or incorporation by reference in the Schedule 14D-9 or the Proxy Statement will, at the respective times any such documents or any amendments or supplements thereto are filed with the SEC, are first published, sent or given to stockholders or become effective under the Securities Act or, in the case of the Proxy Statement, at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which should be set forth in an amendment or a supplement to any such documents, Parent will promptly inform the Company. The Offer Documents, the Registration Statement and the Post-Effective Amendment shall comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information about, or supplied or omitted by, the Company which is contained or incorporated by reference in any of the foregoing documents.
Section 4.16 Tax Matters. Except if the All-Cash Election is made or there is Inadequate Continuity of Interest: (a) neither Parent, nor any Parent Subsidiary, nor any of Parent’s affiliates has taken or agreed to take any action that would prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and (b) to

Parent’s knowledge, there are no agreements, plans or other circumstances that would prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
Section 4.17 Parent Material Adverse Effect. Since December 31, 2008, there has been no Parent Material Adverse Effect.
Section 4.18 Funds. Parent or Merger Sub will have as of the Appointment Time, sufficient funds available to satisfy the obligation to pay the aggregate Cash Consideration, including pursuant to All-Cash Election (as applicable), for each share of Company Common Stock validly tendered (and not withdrawn) in the Offer, and Parent or Merger Sub will have at the Effective Time, sufficient funds available to satisfy the obligation to pay the Cash Consideration for each share of Company Common Stock that is converted into the right to receive the Cash Consideration pursuant to Section 2.6(a)(i) in connection with the Merger.
Section 4.19 Employment Agreement. The Employment Agreement described in Section 5 of Annex II has been approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of Parent in accordance with the requirements of Rule 14d-10(d)(2) promulgated under the Exchange Act and the instructions thereto and the “safe harbor” provided pursuant to Rule 14d-10(d)(2) is otherwise applicable thereto as a result of the taking prior to the execution of this Agreement of all necessary actions by the Parent Board, the compensation committee thereof or its independent directors.
Article 5.
Covenants
Section 5.1 Conduct of Business by the Company Pending the Closing. Except as set forth in the Company Disclosure Schedule or as otherwise expressly contemplated hereby, without the prior written consent of Parent, from the date hereof until the Appointment Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course consistent with past practice, and shall (i) use all commercially reasonable efforts to preserve intact its present business organization and assets, (ii) maintain in effect all material Permits that are required for the Company or such Company Subsidiary to carry on its business, (iii) use all commercially reasonable efforts to keep available the services of its present officers, key employees and independent contractors, (iv) use all commercially reasonable efforts to preserve existing relationships with its material customers, lenders, suppliers and other Persons having material business relationships with it, (v) use all commercially reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted, (vi) use all commercially reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it; provided, however, that Company shall not renew existing insurance policies and/or, except as contemplated in Section 5.14(b), purchase new insurance policies for directors’ and officers’ liabilities at an aggregate annual premium cost equal to or in excess of the current annual premiums paid by the Company on its existing policies, (vii) perform in all material respects all obligations required to be performed by it under all material contracts, leases and documents relating to or affecting its assets, properties and business, (viii) comply with and perform in all material respects all obligations and duties imposed on it by all applicable Laws, and (ix) not take any action or fail to take any action which individually or in the aggregate would be reasonably likely to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth in the Company Disclosure Schedule or as otherwise expressly contemplated by this Agreement, from the date hereof until the Appointment Time, without the prior written consent of Parent, the Company shall not, nor shall it permit any Company Subsidiary, directly or indirectly, to:
(a) amend the Company Organizational Documents or the Organizational Documents of any Company Subsidiary;
(b) (i) split, combine or reclassify any of its Equity Interests or amend the terms of any rights, warrants or options to acquire its securities, (ii) except for ordinary course dividends payable by a Company Subsidiary to the Company or another Company Subsidiary, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its Equity Interests or otherwise make any payments to holders of such Equity Interests in their capacities as such, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Interests, other securities or any rights, warrants or options to acquire its securities;
(c) issue, deliver, award, sell, grant, pledge, encumber or transfer or authorize or propose the issuance, delivery, award, sale, grant, pledge, encumbrance or transfer of, any Equity Interests of the Company or any Company Subsidiary or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any Equity Interests of the Company or any Company Subsidiary, other than in connection with directors’ qualifying shares or the issuance of Company Common Stock pursuant to the exercise of Company Options granted prior to the date hereof;
(d) acquire, directly or indirectly (whether pursuant to merger, stock or asset purchase, joint venture or otherwise), in one transaction or series of related transactions, any Person, any Equity Interests or other securities of any Person, any division or business of any Person or all or substantially all of the assets of any Person;
(e) sell, assign, transfer, pledge, mortgage, lease, encumber or otherwise dispose of, or permit any material encumbrances to exist with respect to, any assets or other rights, other than sales of (i) immaterial assets in the ordinary course of business consistent with past practice and (ii) obsolete equipment and property no longer used in the operation of the business of the Company or any Company Subsidiary;
(f) (i) (A) incur any indebtedness for borrowed money (capital leases shall be treated as indebtedness for borrowed money for purposes of this paragraph (f)), except borrowings under the terms of the Credit Agreement to fund working capital in the ordinary course consistent with past practice, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any wholly owned Company Subsidiary, or (D) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than obligations of the Company or any wholly owned Company Subsidiary and the endorsements of negotiable instruments for collection in the ordinary course of business consistent with past practice), (E) enter into any “keep well” or other contract, agreement or arrangement to maintain any financial statement condition of another Person (other than the Company or any wholly owned Company Subsidiary), or (ii) enter into or materially amend any contract, agreement, commitment or arrangements to effect any of the transactions prohibited by this paragraph (f);
(g) (i) enter into any contract, agreement or arrangement that if entered into prior to the date hereof would be a Material Contract, (ii) amend or modify in any material respect or terminate any Material Contract or (iii) otherwise waive, release or assign any material rights, claims or benefits of the Company or any Company Subsidiary under any Material Contract;
(h) (i) increase the number of Company Employees based on the number of Company Employees employed as of the date hereof, other than with respect to employees hired in the ordinary course of business, (ii) enter into an employment agreement with, or otherwise agree to provide compensation to, any Person with targeted annual cash compensation in excess of $500,000 (other than with respect to employees hired pursuant to offers of employment outstanding on the date hereof or with respect to newly hired employees filling positions that are reasonably and in good faith deemed by the Company to be essential, but in no event, in the aggregate to exceed two people);
(i) change any of the Company’s methods of accounting in effect at December 28, 2008, except as required by changes in GAAP or by Regulation S-X of the Exchange Act, as concurred in by its independent registered public accounting firm and disclosed in writing to Parent;
(j) (i) settle, pay, compromise or discharge, any Claim that is material to the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) settle, pay, compromise or discharge any Claim against the Company or any Company Subsidiary with respect to or arising out of the transactions contemplated by this Agreement;
(k) other than as set forth in the Company Disclosure Schedule, (i) make any material Tax election or take any position on any Company Return filed on or after the date of this Agreement or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Company Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax or (vi) surrender any right to claim a material Tax refund;
(l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Offer and the Merger and the transactions contemplated hereby);

(m) willfully take any action that would result in a material breach of any provision of this Agreement, take any action that would result in a breach of Annex II, or take any action that would result in a failure to satisfy the conditions precedent set forth in Annex I; or
(n) authorize, agree or commit, orally or in writing, to do any of the foregoing.
Section 5.2 Conduct of Business of Parent. Except as set forth in the Parent Disclosure Schedule or as otherwise expressly contemplated hereby, from the date hereof until the Appointment Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course consistent with past practice, and shall (i) use all commercially reasonable efforts to preserve intact its present business organization and assets, (ii) maintain in effect all material Permits that are required for Parent or such Parent Subsidiary to carry on its business, (iii) use all commercially reasonable efforts to keep available the services of its present officers, key employees and independent contractors, (iv) use all commercially reasonable efforts to preserve existing relationships with its material customers, lenders, suppliers and other Persons having material business relationships with it, (v) comply with and perform in all material respects all obligations and duties imposed on it by all applicable Laws, and (vi) not take any action or fail to take any action which individually or in the aggregate would be reasonably likely to have a Parent Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth in the Parent Disclosure Schedule or as otherwise expressly contemplated by this Agreement, from the date hereof until the Appointment Time, Parent shall not, nor shall it permit any Parent Subsidiary, directly or indirectly, to:
(a) (i) amend the Parent Organizational Documents or the Organizational Documents of any Parent Subsidiary except for such amendments that would not prevent or materially impair the consummation of the transactions contemplated by this Agreement; (ii) split, combine or reclassify the Parent Common Stock without adjusting the Stock Consideration appropriately; or (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Parent Common Stock or otherwise make any payments to holders of Parent Common Stock (other than the declaration and payment of regular semi-annual dividends consistent with past practice);
(b) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or the Merger Sub (other than the Offer and the Merger and the transactions contemplated hereby);
(c) willfully take any action that would result in a material breach of any provision of this Agreement or the failure to satisfy the conditions precedent set forth in Annex I; or
(d) authorize, agree or commit, orally or in writing, to do any of the foregoing.

Section 5.3 Cooperation. The Company and Parent shall coordinate and cooperate in connection with (a) the preparation of the Offer Documents, the Schedule 14D-9, the Proxy Statement, the Registration Statement, the Post-Effective Amendment and any other filings, (b) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the Offer and the Merger, and (c) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Offer Documents, the Schedule 14D-9, the Proxy Statement, the Registration Statement, the Post-Effective Amendment or any other filings and timely seeking to obtain any such actions, consents, approvals or waivers.
Section 5.4 Stockholder Approval; Preparation of Registration Statement and Proxy Statement/Prospectus.
(a) If approval of the Company Stockholders is required by applicable Law in order to consummate the Merger and unless the All-Cash Election shall have been made, Parent and the Company shall, as soon as practicable following the Appointment Time, prepare and the Company shall file with the SEC the Proxy Statement and Parent and the Company shall prepare and Parent shall file with the SEC a post-effective amendment to the Registration Statement (the “Post-Effective Amendment”) for the offer and sale of Parent Shares pursuant to the Merger and in which the Proxy Statement will be included. Unless the All-Cash Election is made, each of the Company and Parent shall use commercially reasonable efforts to have the Post-Effective Amendment declared effective under the Securities Act as promptly as practicable after such filing. The Company will use commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Post-Effective Amendment is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Shares in the Merger and the Company shall furnish all information concerning the Company and the holders of capital stock of the Company as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Post-Effective Amendment will be made by Parent, or with respect to the Proxy Statement will be made by the Company, without providing the other party a reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Post-Effective Amendment has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for the amendment of the Post-Effective Amendment or comments thereon and responses thereto or requests by the SEC for additional information. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either of the Post-Effective Amendment or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Laws, disseminated to the Company Stockholders.
(b) If approval of the Company Stockholders is required by applicable Law in order to consummate the Merger, the Company shall establish, prior to or as soon as practicable following the date upon which the Post-Effective Amendment becomes effective, a record date (which shall be prior to or as soon as practicable following the date upon which the Post-Effective Amendment becomes effective) for, duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of considering the approval and adoption of this Agreement and (with the consent of Parent) such other matters as may in the reasonable judgment of the Company be appropriate for consideration at the Company Stockholders Meeting. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting (other than for the absence of a quorum) without the consent of Parent. The Post-Effective Amendment and the Proxy Statement shall include the opinion of Baird referred to in Section 3.15(b) and, subject to the Company’s right, pursuant to Section 5.6, to withhold, withdraw, modify, change or fail to make the Recommendations, the Company Board shall include the Recommendations in the Post-Effective Amendment and the Proxy Statement. Unless the Company Board shall have withheld, withdrawn, modified, changed or failed to make its Recommendations in compliance with Section 5.6, the Company shall use commercially reasonable efforts to take all actions necessary or advisable to secure the vote or consent of stockholders required by the DGCL to effect the Merger. Notwithstanding anything to the contrary contained in this Agreement, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 5.4(b) shall not be limited by or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal.
(c) Notwithstanding Section 5.4(a) and Section 5.4(b), if Parent, Merger Sub and any other Subsidiary of Parent shall own collectively by virtue of the Offer or otherwise at least ninety percent (90%) of the outstanding shares of Company Common Stock, the parties hereto shall take all necessary actions (including actions referred to in Section 5.4(a), as applicable) to cause the Merger to become effective, as soon as practicable after the Final Expiration Date, without a meeting of or approval by the Company Stockholders, in accordance with Section 253 of the DGCL.
Section 5.5 Access to Information; Confidentiality.
(a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company, any Company Subsidiary, Parent or any Parent Subsidiary is a party (which such Person shall use its commercially reasonable efforts to cause the counterparty to waive), from the date of this Agreement to the Effective Time, each party shall, and shall cause each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other representatives (collectively, “Representatives”) to (i) provide to the other party and its Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request.
(b) Until the Appointment Time, the Company and Parent will, and the Parent will cause Merger Sub to, continue to comply with the provisions of the confidentiality agreement between the Company and Parent in effect as of November 19, 2009 (the “Confidentiality Agreement”) with respect to all information obtained from another party.
(c) Notwithstanding anything to the contrary set forth in this Agreement or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, the parties hereto acknowledge and agree that any obligations of confidentiality contained herein and therein shall not apply to the Tax treatment and Tax structure of the Merger upon the earliest to occur of (i) the date of the public announcement of discussions relating to the Merger, (ii) the date of the public announcement of the Merger, or (iii) the date of the execution of the Agreement, all within the meaning of and to the extent required by Treasury Regulations Section 1.6011-4; provided, however, that no party is restricted in discussing the Tax structure or the Tax treatment of the Merger or the other transactions contemplated by the Agreement with its tax advisors at any time.
Section 5.6 No Solicitation of Transactions.
(a) Upon execution of this Agreement, the Company shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties (other than Parent) conducted heretofore with respect to an Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of the Company be returned.
(b) Neither the Company nor any Company Subsidiary shall, directly or indirectly, take (and neither the Company nor any Company Subsidiary shall authorize or permit its Representatives or affiliates to take) any action to (i) encourage, solicit, initiate or facilitate (including by way of furnishing assistance or information) any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal (other than this Agreement and any confidentiality and standstill agreement as provided for below) or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Offer, the Merger, this Agreement or the transactions contemplated hereby or (iii) enter into or participate in any way in discussions or negotiations with, or furnish any information to, any Person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the Appointment Time, the Company receives a written Acquisition Proposal from another Person that was not solicited after the date hereof or that did not involve a breach of this Section 5.6 and that the Company

Board determines in good faith, after consultation with its legal and financial advisors, is, or is likely to become, a Superior Proposal, the Company may, in response to such Acquisition Proposal and subject to the Company’s compliance with this Section 5.6(b) and Section 5.6(c), (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal, provided that the Company contemporaneously furnishes a copy to Parent to the extent it has not done so previously, and (B) participate in discussions and negotiations with respect to such Acquisition Proposal if, and only to the extent that (1) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, the Company Board, after consultation with and taking into consideration the advice of independent legal counsel, determines in good faith that such action is required for the Company Board to comply with their fiduciary duties to the Company imposed by the DGCL, (2) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person, (3) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, the Company receives from such Person an executed confidentiality and “standstill” agreement on terms no less restrictive to such other Person than the Confidentiality Agreement and that permits the notice and information to Parent contemplated in this Section 5.6 to be provided, and (4) the Company keeps Parent informed, on a current basis, of the status and details of any such discussions or negotiations.
(c) The Company shall, as promptly as practicable (and in no event later than twenty four (24) hours after receipt thereof), advise Parent (the “Acquisition Proposal Notice”) of any Acquisition Proposal or any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any such Acquisition Proposal or inquiry, including the identity of the Person and its affiliates making the same, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to Parent a copy of any such Acquisition Proposal or inquiry, if it is in writing, or a written summary of any such Acquisition Proposal or inquiry, if it is not in writing, and shall keep Parent fully informed on a prompt basis (and in any event within twenty four (24) hours) with respect to the status and details, including amendments or proposed amendments, with respect to the foregoing.
(d) Neither the Company nor the Company Board nor any committee thereof shall, or shall authorize or permit any of its Representatives to, (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, any of the Recommendations, (ii) approve, endorse, or recommend, or propose publicly to approve, endorse, or recommend, any Acquisition Proposal (other than the Offer and the Merger) (any action described in this clause (ii) or the immediately preceding clause (i) shall be an “Adverse Change in Recommendations”), (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal (other than the Offer and the Merger) or (iv) release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement under which the Company or any of the Company Subsidiaries has any rights, or fail to use commercially reasonable efforts to enforce or cause to be enforced such agreement at the request of Parent. Nothing contained in this Section 5.6 shall prohibit the Company from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act provided that such position is consistent with the Company’s obligations herein. Further notwithstanding anything contained in this Agreement to the contrary, in the event that, in circumstances not otherwise involving a breach of this Agreement, the Company Board determines in good faith, after consultation with and taking into consideration the advice of independent legal counsel after the Company has complied with its obligations pursuant to this Section 5.6, that an Adverse Change in Recommendations is required for the Company Board to comply with its fiduciary duties to the Company imposed by the DGCL, the Company Board may make such Adverse Change in Recommendations (if, and only to the extent, so required) no earlier than five (5) Business Days following the day of delivery of written notice to Parent of the Company Board’s intention to do so, which notice specifies in reasonable detail the reasons for the Adverse Change in Recommendations. Further, notwithstanding anything contained in this Agreement to the contrary, in the event that a Superior Proposal is made in circumstances not otherwise involving a breach of this Agreement and the Company Board determines in good faith, after consultation with its legal and financial advisors, that such Superior Proposal is still a Superior Proposal after the Company has complied with its obligations pursuant to this Section 5.6, the Company Board may if, and only to the extent that the Company Board, after consultation with and taking into consideration the advice of independent legal counsel, determines in good faith that such action is, required for the Company Board to comply with its fiduciary duties to the Company imposed by the DGCL, take any of the actions specified in clauses (i) or (ii), no earlier than five (5) Business Days following the day of delivery of written notice to Parent of the Company Board’s intention to do so.
(e) For a period of not less than five (5) Business Days after Parent’s receipt from the Company of a notice of an impending Adverse Change in Recommendations as contemplated in Section 5.6(d), the Company shall, if requested by Parent, negotiate in good faith with Parent, and cause its Representatives to negotiate in good faith with Parent’s Representatives, to revise this Agreement in an effort to obviate the need for such Adverse Change in Recommendations to be made. For a period of not less than five (5) Business Days after Parent’s receipt from the Company of an Acquisition Proposal Notice in connection with an Acquisition Proposal which the Company Board determines to be a Superior Proposal, the Company shall, if requested by Parent, negotiate in good faith with Parent, and cause its Representatives to negotiate in good faith with Parent’s Representatives, to revise this Agreement in an effort to make the Acquisition Proposal that constituted a Superior Proposal no longer constitute a Superior Proposal. For avoidance of doubt, nothing contained in the Confidentiality Agreement will prohibit Parent and Merger Sub from continuing the Offer or from taking any other actions permitted or contemplated hereunder.
Section 5.7 Appropriate Action; Consents; Filings.
(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and any applicable antitrust or competition Laws of any other jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein and therein, including, without limitation, the Offer and the Merger, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Offer and the Merger required under (A) the Securities Act and the Exchange Act and any other applicable federal or state securities Laws, (B) the HSR Act, and (C) any other applicable Law; provided, that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith, provided, however, that nothing in this Section 5.7(a) shall require Parent or the Company to agree to (1) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity or other Person in connection with the transactions contemplated hereby, (2) the requirement of divestiture of assets or property or (3) the requirement of expenditure of money by Parent or the Company to a third party in exchange for any such consent referred to in clause (ii) of this Section 5.7(a) (other than the payment of applicable filing fees). The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information required to be included in the Offer Documents, the Registration Statement, the Schedule 14D-9, the Proxy Statement and the Post-Effective Amendment) in connection with the transactions contemplated by this Agreement.
(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within five (5) Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their commercially reasonable efforts to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
(c) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party consents that are (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (iii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time or a Parent Material Adverse Effect from occurring after the Effective Time. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.7(c), such party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.
(d) From the date of this Agreement until the Effective Time, each of the parties hereto shall promptly notify the other parties in writing of any pending or, to the knowledge of such party, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking material damages in connection with the Offer, the Merger or the conversion of Company Common Stock into the Merger Consideration or (ii) seeking to restrain or prohibit the consummation of the Offer, the Merger or otherwise limit the right of Parent or any Parent Subsidiary to own or operate all or any portion of the businesses or assets of the Company or any Company Subsidiary.
Section 5.8 Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Offer. Prior to the consummation of the Offer, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 5.9 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any representation or warranty of that party to be untrue or inaccurate or that would result or be reasonably likely to result in any condition that is to be complied with or satisfied pursuant to this Agreement not to be so complied with or satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not cure any breach of any representation or warranty that was untrue on the date hereof or otherwise limit or affect the remedies available hereunder to the party receiving such notice.
Section 5.10 Public Announcements.
(a) Parent and the Company shall consult with each other before such Person or any of its Subsidiaries or any Person on their behalf issues any press release or otherwise making any public statements or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with the NYSE or NASDAQ.
(b) Before any written communications related to the Offer of any party hereto or any of their respective “participants” (as defined in Rule 165 of the Securities Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third-party or otherwise made accessible on the website of such party or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) used by any executive officer, key employee or advisor of such party or any such participant, as applicable, as a script in discussions or meetings with any such third parties, Parent or the Company, as the case may be, shall (or shall cause any such participant to) cooperate in good faith with respect to any such written communications related to the Offer for purposes of, among other things, determining whether that communication constitutes “tender offer material” that is required to be filed by Rule 14d-2 or Rule 14d-6 of the Exchange Act, as applicable. Each party shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such written communications related to the Offer. For purposes of the foregoing, written communications related to the Offer shall include, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise).
Section 5.11 Stock Exchange Listing. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in connection with the Offer and the Merger (the “Parent Shares”), and shall cause the Parent Shares and such other shares to be approved for listing on such exchange, subject to official notice of issuance, prior to the Acceptance Date or the Effective Time, as the case may be.
Section 5.12 Section 16 Matters. Prior to the Effective Time, the Company Board shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act of shares of Company Common Stock or Company Options pursuant to this Agreement, the Offer and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.
Section 5.13 Employee Benefit Matters. Annex II hereto sets forth certain agreements with respect to Company’s employee benefit matters.
Section 5.14 Indemnification of Directors and Officers.
(a) Parent and the Surviving Corporation agree that the indemnification obligations set forth in the Company Organizational Documents (including without limitation elimination of liability, indemnification and advancement of expenses) shall survive the Merger (and, prior to the Effective Time, Parent shall cause the Organizational Documents of Merger Sub to reflect such provisions) and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or any Company Subsidiary or who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by Law.
(b) The Company shall purchase one or more prepaid policies to provide to the Company’s current directors and officers an insurance and indemnification policy that provides for six (6) years from the Appointment Time, coverage for events occurring prior to the Effective Time that is no less favorable than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage for the period of six (6) years from the Appointment Time; provided, however, that prior consent from Parent shall be necessary if the total cost to the Company for such prepaid policies is more than $500,000. Parent shall, and shall cause the Company to, maintain any such prepaid policies purchased by the Company prior to the Appointment Time in full force and effect, and continue to honor the obligations thereunder. The obligations under this Section 5.14 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.14 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.14 applies shall be third party beneficiaries of this Section 5.14).
(c) In the event Parent or the Surviving Corporation (or the surviving corporation in the Second Merger) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.14.
(d) The provisions of this Section 5.14 shall inure to the benefit of, and be enforceable by, each individual identified in Section 5.14(a) and his or her heirs and representatives, and are in addition to and not in substitution for, any other right to indemnification or contribution that such person may have under the Organizational Documents of the Company or the Surviving Corporation, under any acquisition contract, under the Law or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each such indemnified Person under this Section 5.14.
(e) Notwithstanding any other provision in this Agreement to the contrary, the provisions of this Section 5.14 may not be amended or modified without the approval of each of the individuals identified in Section 5.14(a), except that prior to the Appointment Time this Section 5.14 may be amended with the concurrence of all of the members of the Company Board then in office.
Section 5.15 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation or any similar provision of the Company Organizational Documents shall become applicable to the transactions contemplated by this Agreement, the Company Board shall grant such approvals and take such actions as are necessary so that the transactions described herein may be consummated as promptly as practicable on the terms described herein and otherwise act to eliminate or minimize the effects of such statute, regulation or provision on the transactions described herein.
Section 5.16 Delivery of Stockholder List. The Company shall arrange to have its transfer agent deliver to Parent or its designee, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of the Company Stockholders, their holdings of Company Common Stock as of the latest practicable date, and such other stockholder information as Parent may reasonably request.
Section 5.17 Expenses.
(a) All Expenses (as defined below) incurred by the parties hereto in connection with this Agreement shall be borne solely and entirely by the party which has incurred the same, regardless of whether the Offer and the Merger are consummated, except that each of Parent and Company shall share equally in the filing fee incurred in connection with the pre-merger notification and report forms under the HSR Act.

(b) “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of stockholder approvals and all other matters related to the closing of the transactions contemplated hereby.
Section 5.18 Letter of Company’s Accountants. If requested by Parent and unless the All-Cash Election shall have been made, the Company shall use its commercially reasonable efforts to cause to be delivered to Parent “comfort” letters of Ernst & Young LLP, the Company’s independent public accountants, dated the date on which the Registration Statement shall become effective and the Effective Time, respectively, and addressed to Parent, in a form reasonably satisfactory to Parent and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement and transactions such as those contemplated by this Agreement.
Section 5.19 Second Merger; Plan of Reorganization. Unless the All-Cash Election shall have been made or there is Inadequate Continuity of Interest, as soon as practicable after the Effective Time, but not later than fifteen (15) days after the Effective Time, Parent shall adopt and shall cause the Surviving Corporation to adopt an agreement and plan of merger and reorganization with respect to the Second Merger pursuant to which, as soon as practicable, the Surviving Corporation shall be merged with and into Parent or, at Parent’s election, a wholly owned subsidiary of Parent, with Parent or such subsidiary being the surviving corporation of the Second Merger. It is intended that, unless the All-Cash Election shall have been made or there is Inadequate Continuity of Interest and absent a change in facts or Law subsequent to the date of this Agreement, (a) the Second Merger shall occur, (b) the acquisition of shares of Company Common Stock pursuant to the Offer, followed by the Merger and the Second Merger, together would qualify as a reorganization under the provisions of Section 368(a) of the Code, and (c) this Agreement would constitute a “plan of reorganization” within the meaning of Treasury Regulation § 1.368-2(g) of the regulations under the Code.
Section 5.20 Adoption of Plan of Reorganization; Tax Actions. This Agreement is the adoption by Parent of the Offer and the Mergers as a plan of reorganization for purposes of Section 368(a) of the Code. Unless the All-Cash Election is exercised or there is Inadequate Continuity of Interest, Parent will use its commercially reasonable efforts before and after the Effective Time, to cause the Offer and the Mergers to qualify as a reorganization under Section 368(a) of the Code. Parent will file all Tax Returns reporting the Offer and the Mergers as a reorganization as defined in Section 368(a) of the Code except to the extent otherwise required by Law, and will comply with all federal and state Tax reporting requirements with respect to the Offer and the Mergers.
Section 5.21 Company Adoption of Plan of Reorganization. This Agreement is the adoption by the Company of the Offer and the Mergers as a plan of reorganization for purposes of Section 368(a) of the Code. Unless the All-Cash Election is exercised or there is Inadequate Continuity of Interest, the Company will use its commercially reasonable efforts to cause the Offer and the Mergers to qualify as a reorganization under Section 368(a) of the Code.

Section 5.22 Reorganization Matters. The parties hereto shall cooperate and use their commercially reasonable efforts to deliver to Parent’s and the Company’s respective tax counsels a certificate containing representations reasonably requested by such counsel in connection with rendering of any opinion to be issued by such counsel with respect to the treatment of the Offer and the Mergers as a reorganization under Section 368(a) of the Code. Parent’s and Company’s respective tax counsels shall be entitled to rely upon such representations in rendering any such opinions.
Article 6.
Closing Conditions
The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:
(a) Unless the All-Cash Election shall have been made, the Registration Statement or the Post-Effective Amendment, as the case may be, shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement or the Post-Effective Amendment, as the case may be, shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.
(b) This Agreement and the Merger shall have received the Company Stockholder Approval, except to the extent Section 253 of the DGCL applies.
(c) No Governmental Entity or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which restricts, prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement.
(d) Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the applicable antitrust or competition Laws of any other jurisdiction shall have expired or been terminated.
(e) Unless the All-Cash Election shall have been made, the Parent Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.
(f) No action or claim by any Governmental Entity shall be pending or, to the knowledge of the Company or Parent, as the case may be, threatened in writing wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation thereof or (iii) affect adversely the right or powers of Parent to own, operate or control the Company, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.
(g) Merger Sub shall have accepted for payment all of the shares of Company Common Stock tendered pursuant to the Offer.

Article 7.
Termination, Amendment and Waiver
Section 7.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:
(a) By mutual written consent of Parent and the Company, by action taken or authorized by their respective Boards of Directors;
(b) At any time prior to the Effective Time, by either the Company or Parent, if:
(i) the Acceptance Date shall not have occurred on or before June 30, 2010 (the “Outside Date”), provided that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Offer to have been consummated on or before such date;
(ii) any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.7); or
(iii) the Offer shall have expired or been terminated in accordance with the terms of this Agreement without Parent or Merger Sub having accepted for exchange any shares of Company Common Stock pursuant to the Offer; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the expiration or termination of the Offer without any shares of Company Common Stock having been accepted for exchange thereunder;
(c) By Parent if, prior to the Appointment Time, (i) the Company Board shall have withdrawn, or adversely modified (including by having made an Adverse Change Recommendation), or failed upon Parent’s written request to reconfirm any of its Recommendations within three (3) days following receipt of such written request by Parent; (ii) the Company Board shall have determined to recommend to the Company Stockholders that they approve an Acquisition Proposal other than that contemplated by this Agreement or shall have determined to accept a Superior Proposal; or (iii) the Company Board does not recommend that the Company Stockholders not tender their Company Common Stock in any tender or exchange offer that is an Acquisition Proposal (other than the Offer) within three (3) days following the commencement of such tender or exchange offer;
(d) By the Company, prior to the Appointment Time, if the Company Board determines to accept a Superior Proposal, but (i) only after the Company fulfills its obligations under Section 5.6, and (ii) subject to the Company concurrently fulfilling its obligations under Section 7.2(b) and Section 7.2(e)(i);

(e) By Parent, at any time prior to the Appointment Time, if: (i) since the date of this Agreement, there shall have been any event, development or change of circumstances that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and such Company Material Adverse Effect is incapable of being cured by the Outside Date or, if curable, is not cured by the Company within fifteen (15) days after receipt by the Company of written notice thereof from Parent; provided, however, that, at the time of the delivery of such notice, Parent or Merger Sub shall not be in material breach of its or their obligations under this Agreement; or (ii)(A) the Company has breached any covenant or agreement on the part of the Company set forth in this Agreement, (B) any representation or warranty of the Company set forth in this Agreement that is qualified as to materiality or Company Material Adverse Effect shall have been or become untrue or (C) any representation or warranty of the Company set forth in this Agreement that is not so qualified shall have been or become untrue in any material respect, where any such breach in Section 7.1(e)(ii)(A) would result in the failure of a condition set forth in Article 6 or any Offer Condition and is incapable of being cured by the Outside Date or, if curable, is not cured by the Company within fifteen (15) days after receipt by the Company of written notice of such breach from Parent; provided that, at the time of the delivery of such notice, Parent or Merger Sub shall not be in material breach of its or their obligations under this Agreement; or
(f) By the Company, at any time prior to the Appointment Time, if (i) since the date of this Agreement, there shall have been any event, development or change of circumstances that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and such Parent Material Adverse Effect is incapable of being cured by the Outside Date or, if curable, is not cured by Parent within fifteen (15) days after receipt by Parent of written notice thereof from the Company; provided, however, that, at the time of the delivery of such notice, the Company shall not be in material breach of its obligations under this Agreement; or (ii)(A) Parent has breached any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, (B) any representation or warranty of Parent or Merger Sub set forth in this Agreement that is qualified as to materiality or Parent Material Adverse Effect shall have been or become untrue or (C) any representation or warranty of Parent or Merger Sub set forth in this Agreement that is not so qualified shall have been or become untrue in any material respect, where any such breach in Section 7.1(f)(ii)(A) would result in the failure of a condition set forth in Article 6 or any Offer Condition and is incapable of being cured by the Outside Date or, if curable, is not cured by Parent within fifteen (15) days after receipt by Parent of written notice of such breach from the Company; provided, however, that, at the time of the delivery of such notice, the Company shall not be in material breach of its obligations under this Agreement.
Section 7.2 Effect of Termination.
(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except (i) with respect to Section 5.5(b), Section 5.10, this Section 7.2 and Article 8 and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b) Parent and the Company agree that if this Agreement is terminated pursuant to Section 7.1(c), Section 7.1(d), Section 7.1(e)(ii)(A), or Section 7.1(e)(ii)(B) or (C) with respect to a representation or warranty that was untrue on the date hereof, then the Company shall pay Parent an amount equal to the sum of Parent’s Expenses up to an amount equal to $2,500,000.
(c) Parent and the Company agree that if this Agreement is terminated pursuant to Section 7.1(f)(ii)(A), or Section 7.1(f)(ii)(B) or (C) with respect to a representation or warranty that was untrue on the date hereof, then Parent shall pay to the Company an amount equal to the sum of the Company’s Expenses up to an amount equal to $2,500,000.
(d) Payment of expenses pursuant to Section 7.2(b) or Section 7.2(c) shall be made not later than two Business Days after delivery to the other party of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of the party entitled to receive payment (which itemization may be supplemented and updated from time to time by such party until the 90th day after such party delivers such notice of demand for payment).
(e) In addition to any payment required by the foregoing provisions of this Section 7.2, (i) in the event that this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(d), then the Company shall pay to Parent concurrently with such termination, a termination fee of $15,200,000, and (ii) in the event that (A) this Agreement is terminated pursuant to Section 7.1(b)(i) at any time when an Acquisition Proposal (other than from Parent) has been publicly announced and (B) concurrently with or within twelve (12) months after such termination, either the Company or any Company Subsidiary enters into a definitive agreement concerning a transaction respecting such Acquisition Proposal, then the Company shall pay Parent a termination fee of $15,200,000 no later than two Business Days after the closing of such transaction; provided, that, solely for purposes of this Section 7.2(e)(ii), all references to “10%” in the definition of Acquisition Proposal shall be deemed to be “50%.”
(f) All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.
Section 7.3 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors or an appropriate committee thereof at any time prior to the Effective Time; provided, however, that, after the Company Stockholder Approval (if required under applicable Law in order to permit the consummation of the Merger), no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company Stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
Section 7.4 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after the Company Stockholder Approval (if required under applicable Law in order to permit the consummation of the Merger), there may not be, without further approval of the Company Stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company Stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Article 8.
General Provisions
Section 8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in, or covenants to be performed before the Closing under, this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
Section 8.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in Person, (b) upon confirmation of receipt when transmitted by facsimile transmission, (c) when transmitted by e-mail (so long as the sender does not receive notice that the e-mail message was blocked by the recipient’s spam filter or otherwise undelivered to the intended recipient) (but in the case of each of clauses (b) and (c) only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day), or (d) on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier with guaranteed next Business Day delivery, in each case as follows:
If to Parent or Merger Sub, addressed to it at:
Manpower Inc.
100 Manpower Place
Milwaukee, Wisconsin 53212
Attention: Kenneth C. Hunt
Facsimile: (414) 961-7081
E-mail: kenneth.hunt@manpower.com
with a mandated copy to:
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
Attention: Dennis F. Connolly
Facsimile: (414) 273-5198
E-mail: dconnoll@gklaw.com

If to the Company, addressed to it at:
COMSYS IT Partners, Inc.
4400 Post Oak Parkway
Houston, TX 77027
Attention: Ken Bramlett
Facsimile: (704) 321-5414
E-mail: kenbramlett@comsys.com
with a mandated copy to:
K&L Gates, LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, North Carolina 28202
Attention: J. Norfleet Pruden, III
Facsimile: (704) 353-3142
E-mail: norfleet.pruden@klgates.com
A party may change its address for these notice purposes by giving notice of such change to all other parties.
Section 8.3 Certain Definitions. For purposes of this Agreement, the term:
“Acquisition Proposal” means any inquiry, offer or proposal from any Person concerning any (A) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, (B) sale, lease or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, joint venture, or otherwise of 10% or more of the consolidated assets of the Company and the Company Subsidiaries or operations which produce 10% or more of the consolidated revenues or net income of the Company and the Company Subsidiaries, (C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 10% or more of any class of equity securities of the Company or any Company Subsidiary, (D) transaction (including any tender offer or exchange offer) that if consummated would result in any Person acquiring beneficial ownership, or the right to acquire beneficial ownership, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 10% or more of any class of equity securities of the Company or any Company Subsidiary or (E) any combination of the foregoing (other than the Offer and the Merger).
“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person;
“Average Trading Price” means the average of the daily closing prices per share of Parent Common Stock on the NYSE for the ten (10) trading days ending on and including the second trading day preceding the Final Expiration Date (as reported in an authoritative source).

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.
“Blue Sky Laws” means state securities or “blue sky” Laws.
“Business Day” means any day other than a day on which the SEC shall be closed.
“Claim” means any litigation, action, suit, claim, governmental or regulatory investigation, arbitration or proceeding or inquiry of any nature, whether civil, criminal or administrative.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Material Adverse Effect” means any effect, change, event or circumstance that, when considered either individually or together with all other effects, changes, events or circumstances, is materially adverse to (i) the business, assets, properties, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby. In no event shall any of the following effects or changes be deemed to constitute, or be taken into account in determining whether there has been a “Company Material Adverse Effect” hereunder: (a) any effect resulting from the public disclosure of this Agreement and the actions contemplated by this Agreement, (b) changes, after the date hereof, in laws and regulations or interpretations thereof that are generally applicable to the industries in which the Company and the Company Subsidiaries conduct their business, (c) changes, after the date hereof, in generally accepted accounting principles that are generally applicable to the industries in which the Company and the Company Subsidiaries conduct their business, (d) any change in the Company’s stock price or trading volume, in and of itself; and (e) changes, after the date hereof, in general economic or market conditions affecting the industries in which the Company and the Company Subsidiaries conduct their business; provided, however, that the impact of changes set forth in clauses (b), (c) and (e) in this definition may be taken into account in determining whether there has been or is a Company Material Adverse Effect if such changes have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole (after taking into account the size of the Company and the Company Subsidiaries relative to such other participants), relative to the other participants in the industries in which the Company and the Company Subsidiaries conduct their business and are not otherwise excluded by clause (a) in this definition.
“Company Organizational Documents” means the certificate of incorporation and the by-laws of the Company, each as amended to the date hereof.
“Company Subsidiary” means any Subsidiary of the Company.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.
“Credit Agreement” means the Credit Agreement, dated December 14, 2005, by and among the Company and the Company Subsidiaries from time to time parties thereto, CSLLC, CITS, Pure Solutions, blueRADIAN, Plum Rhino, TAPFIN and ASET, as borrowers, and the Company, PFI, COMSYS IT Canada, Inc. and Econometrix, as guarantors, and GE Business Financial Services, Inc., as administrative agent, lender, sole bookrunner and sole lead arranger, and ING Capital LLC, as co-documentation agent and as lender, and Allied Irish Banks PLC, as co-documentation agent and as lender, and GMAC Commercial Finance LLC, as syndication agent and as a lender, and BMO Capital Markets Financing, Inc., as co-documentation agent and as a lender, as amended.
“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Affiliate” means any entity or person that is treated as a single employer with the Company under Section 414(b), (c), (m), or (o) of the Code and the regulations issued thereunder.
“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means generally accepted accounting principles as applied in the United States.
“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority.
“group” is defined as in the Exchange Act, except where the context otherwise requires.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“knowledge” will be deemed to be present when the matter in question was brought to the attention of any officer of Parent or the Company, as the case may be.
“Law” means foreign or domestic (federal, state or local) law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.
“Lien” means any charge, claim, community property interest, condition, equitable interest, joint or co-ownership interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, including but not limited to any covenant, condition, restriction, reservation, rights of way, easement or other title encumbrance or title exception affecting any property or asset, but shall exclude restrictions on transfer under federal or state securities Laws.
“NASDAQ” means the NASDAQ Stock Market, LLC.
“NYSE” means the New York Stock Exchange, Inc.

“Organizational Documents” means the articles or certificate of incorporation and by-laws, or equivalent organizational and governing documents, of a corporation or other entity, each as amended to the date hereof.
“Parent Material Adverse Effect” means any effect, change, event or circumstance that, when considered either individually or together with all other effects, changes, events or circumstances, is materially adverse to (i) the business, assets, properties, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole, or (ii) the ability of Parent to consummate the transactions contemplated hereby. In no event shall any of the following effects or changes be deemed to constitute, or be taken into account in determining whether there has been a “Parent Material Adverse Effect” hereunder: (a) any effect resulting from the public disclosure of this Agreement and the actions contemplated by this Agreement, (b) changes, after the date hereof, in laws and regulations or interpretations thereof that are generally applicable to the industries in which the Parent and the Parent Subsidiaries conduct their business, (c) changes, after the date hereof, in generally accepted accounting principles that are generally applicable to the industries in which the Parent and the Parent Subsidiaries conduct their business, (d) any change in Parent’s stock price or trading volume, in and of itself; and (e) changes, after the date hereof, in general economic or market conditions affecting the industries in which the Parent and the Parent Subsidiaries conduct their business; provided, however, that the impact of changes set forth in clauses (b), (c) and (e) in this definition may be taken into account in determining whether there has been or is a Parent Material Adverse Effect if such changes have a disproportionate impact on the Parent and the Parent Subsidiaries, taken as a whole (after taking into account the size of the Parent and the Parent Subsidiaries relative to such other participants), relative to the other participants in the industries in which the Parent and the Parent Subsidiaries conduct their business and are not otherwise excluded by clause (a) in this definition.
“Parent Organizational Documents” means the articles of incorporation and the by-laws of Parent, each as amended to the date hereof.
“Parent Subsidiary” means any Subsidiary of Parent.
“pay” and “payment” when used with respect to the consideration for shares of Company Common Stock in the Offer or the Merger refers to the payment of cash consideration or the exchange of Parent Common Stock, as applicable.
“Permit” means any permit, license, easement, variance, exemption, consent, certificate, approval, authorization or registration.
“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act as are currently in effect.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited partnership, limited liability partnership, trust, joint venture or other legal entity of which such Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.
“Superior Proposal” means an Acquisition Proposal which was not solicited or encouraged, directly or indirectly, after the date hereof by the Company, any Company Subsidiary, any of the Company’s Representatives or any other affiliate to acquire directly or indirectly all of the Company’s Equity Interests or all or substantially all of the Company’s consolidated assets for consideration consisting of cash and/or securities and which, in the good faith determination of the Company Board, after receipt of advice from a financial advisor of nationally recognized reputation, (A) if accepted, is highly likely to be consummated, (B) if consummated, would result in a transaction that is more favorable to the Company and its stockholders than the transactions contemplated by this Agreement and (C) for which financing, to the extent required, is then committed or which if not committed is capable of being obtained by such Person.
“Taxes” means taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto.
“Tax Returns” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration or statement with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
Section 8.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“2008 Balance Sheet”	Section 3.8

“Acceptance Date ”	Section 1.1(b)

“Acquisition Proposal Notice”	Section 5.6(c)

“Adjusted Cash Consideration”	Section 1.1(d)(i)(B)

“Adjusted Stock Consideration”	Section 1.1(d)(ii)(B)

“Adverse Change in Recommendations”	Section 5.6(d)

“Agreement”	Preamble

“All-Cash Election”	Recitals

“Appointment Time”	Section 1.3(a)

“Available Cash Amount”	Section 1.1(d)(i)

“Available Stock Amount”	Section 1.1(d)(ii)

“Baird”	Section 1.2(a)

“Cash Consideration”	Section 1.1(a)

“Cash Election”	Section 1.1(c)

“Cash Election Shares”	Section 1.1(c)

“Certificate”	Section 2.7(a)

“Certificate of Merger”	Section 2.2(b)

“Closing”	Section 2.2(a)

“Closing Date”	Section 2.2(a)

“Code”	Recitals

“Company”	Preamble

“Company Approvals”	Section 3.1

“Company Board”	Recitals

“Company Common Stock”	Section 3.5(a)

“Company Disclosure Schedule”	Article 3

“Company Employee”	Section 3.12(b)

“Company Independent Contractors”	Section 3.16(a)

“Company Intellectual Property”	Section 3.14

“Company Option”	Section 2.9(a)

“Company Plan”	Section 3.12(a)

“Company Preferred Stock”	Section 3.5(a)

“Company Restricted Share”	Section 2.6(b)

“Company Returns”	Section 3.11

“Company SEC Documents”	Section 3.7(a)

“Company Stockholders”	Section 2.6(a)

“Company Stockholder Approval”	Section 3.18(a)

“Company Stockholders Meeting”	Section 3.18(a)

“Company Subsidiary Approvals”	Section 3.6(a)

“Company Warrant”	Section 2.9(b)

“Confidentiality Agreement”	Section 5.5(b)

“Continuing Director”	Section 1.3(a)

“DGCL”	Recitals

“Default”	Section 3.17(c)

“Dissenting Shares”	Section 2.6(g)

“Elected Cash Consideration”	Section 1.1(d)(i)

“Elected Stock Consideration”	Section 1.1(d)(ii)

“Election Date”	Section 2.6(c)

“Effective Time”	Section 2.2(b)

“Election and Transmittal Letter”	Section 1.1(c)

“Environmental Claim”	Section 3.21

“Environmental Laws”	Section 3.21

“Exchange Agent”	Section 2.7(a)

“Exchange Fund”	Section 2.7(a)

“Expenses”	Section 5.17(b)

“Fairness Opinion”	Section 3.15(b)

“Form of Election”	Section 1.1(c)

“Final Expiration Date”	Section 1.1(b)

“Fully Diluted Basis”	Section 1.1(b)

“Hazardous Substances”	Section 3.21

“Inadequate Continuity of Interest”	Section 2.6(h)

“Initial Expiration Date”	Section 1.1(a)

“Intellectual Property”	Section 3.14

“IRS”	Section 3.12(b)

“Material Contract”	Section 3.17(a)

“Merger”	Section 2.1

“Mergers”	Recitals

“Merger Adjusted Cash Consideration”	Section 2.6(d)(i)(B)

“Merger Adjusted Stock Consideration”	Section 2.6(d)(ii)(B)

“Merger Available Cash Amount”	Section 2.6(d)(i)

“Merger Available Stock Amount”	Section 2.6(d)(ii)

“Merger Cash Election”	Section 2.6(c)

“Merger Cash Election Shares”	Section 2.6(c)

“Merger Consideration”	Section 2.6(a)(i)

“Merger Elected Cash Consideration”	Section 2.6(d)(i)

“Merger Elected Stock Consideration”	Section 2.6(d)(ii)

“Merger Form of Election”	Section 2.6(c)

“Merger No Election Shares”	Section 2.6(c)

“Merger Stock Consideration Cap”	Section 2.6(d)(iv)

“Merger Stock Election”	Section 2.6(c)

“Merger Stock Election Shares”	Section 2.6(c)

“Merger Sub”	Preamble

“Minimum Condition”	Section 1.1(b)

“No Election Share”	Section 1.1(c)

“Non-Stock Consideration”	Section 2.6(h)

“Offer”	Recitals

“Offer Commencement Date”	Section 1.1(a)

“Offer Conditions”	Section 1.1(b)

“Offer Documents”	Section 1.1(h)

“Outside Date”	Section 7.1(b)(i)

“Parent”	Preamble

“Parent Approvals”	Section 4.1

“Parent Balance Sheet”	Section 4.8

“Parent Board”	Recitals

“Parent Common Stock”	Section 4.5

“Parent Disclosure Schedule”	Article 4

“Parent Option”	Section 4.5

“Parent Option Plan”	Section 4.5

“Parent Preferred Stock”	Section 4.5

“Parent Returns”	Section 4.11

“Parent SEC Documents”	Section 4.7(a)

“Parent Shares”	Section 5.11

“Parent Subsidiary Approvals”	Section 4.6

“Post-Effective Amendment”	Section 5.4(a)

“Preliminary Prospectus”	Section 1.1(h)

“Proxy Statement”	Section 3.25(b)

“Recommendations”	Section 3.2

“Registration Statement”	Section 1.1(h)

“Representatives”	Section 5.5(a)

“Schedule 14D-9”	Section 1.2(a)

“Schedule TO”	Section 1.1(h)

“Second Merger”	Recitals

“Stock Consideration”	Section 1.1(a)

“Stock Consideration Cap”	Section 1.1(d)(iv)

“Stock Election”	Section 1.1(c)

“Stock Election Share”	Section 1.1(c)

“Surviving Corporation”	Section 2.1

“Tender and Voting Agreement”	Recitals

“Testing Price”	Section 2.6(h)

“Third Quarter Balance Sheet”	Section 3.8

“Title IV Plan”	Section 3.12(c)

“Top-Up Option”	Section 1.4(a)

“Top-Up Option Shares”	Section 1.4(a)

“Transaction”	Recitals

“Uncertificated Shares”	Section 2.7(a)

“Value of Stock Consideration“	Section 2.6(h)
Section 8.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 8.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
Section 8.7 Entire Agreement. This Agreement (together with the Parent and Company Disclosure Schedules, the annexes, exhibits and schedules hereto, and the other documents delivered pursuant hereto) constitutes the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.
Section 8.8 Assignment. This Agreement shall not be assigned by operation of law or otherwise.
Section 8.9 Parties in Interest. Except as provided in Section 5.14 and in Annex II, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 8.10 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.
Section 8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that otherwise may be applicable under conflicts of laws principles.
(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).
Section 8.12 Disclosure. Any matter disclosed in any Section of a party’s Disclosure Schedule shall be considered disclosed for other sections of such Disclosure Schedule, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular Section of a party’s Disclosure Schedule in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.
Section 8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
Section 8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the parties’ termination rights under Section 7.1, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
Section 8.15 Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance and not of collectability. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 8.15. Notwithstanding anything in this Section 8.15 to the contrary, in the event the Company makes a demand upon Parent pursuant to the terms hereof, Parent shall be entitled to assert against the Company all defenses available to Merger Sub or the Surviving Corporation to enforcement of Merger Sub’s or the Surviving Corporation’s, as the case may be, underlying obligations under this Agreement, including all defenses personal to Merger Sub or the Surviving Corporation, as the case may be.
(Remainder of Page Intentionally Left Blank.)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT: MANPOWER INC.
By:	/s/ Jonas Prising
	Name:	Jonas Prising
	Title:	Executive Vice President and President-The Americas

MERGER SUB: TAURUS MERGER SUB, INC.
By:	/s/ Kenneth C. Hunt
	Name:	Kenneth C. Hunt
	Title:	President

COMPANY: COMSYS IT PARTNERS, INC.
By:	/s/ Larry L. Enterline
	Name:	Larry L. Enterline
	Title:	Chief Executive Officer

ANNEX I

CONDITIONS TO THE OFFER
Notwithstanding any other provision of the Offer, subject to the terms of the Agreement, neither Parent nor Merger Sub shall be required to accept for exchange or exchange or deliver any shares of Parent Common Stock for (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock after the termination or withdrawal of the Offer)) any shares of Company Common Stock tendered, if by the Final Expiration Date, (1) the Minimum Condition shall not have been satisfied, (2) the applicable waiting period (and any extension thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated, (3) unless the All-Cash Election shall have been made, the Registration Statement shall not have become effective under the Securities Act or shall be the subject of any stop order or proceedings seeking a stop order, (4) unless the All-Cash Election shall have been made, the shares of Parent Common Stock to be issued in the Offer and the Merger shall not have been approved for listing on the NYSE, subject to official notice of issuance, and shall not be exempt from such requirement under then applicable Laws, regulations and rules of the NYSE, or (5) at any time on or after the date of the Agreement and prior to the acceptance for exchange of shares of Company Common Stock pursuant to the Offer, any of the following conditions exist and are continuing:
(a) there shall have been any action taken, or any statute, law, ordinance, rule, regulation, injunction, judgment, order or decree proposed, entered, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger by any Governmental Entity, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, or there shall be pending or threatened in writing any action, suit or proceeding by any Governmental Entity against Parent, the Company, Merger Sub or any of their respective Subsidiaries, that seeks to (i) prohibit, or make illegal, the acceptance for payment of or payment for shares of Company Common Stock or the consummation of the Offer or the Merger, (ii) render Parent or Merger Sub unable to accept for payment or pay for some or all of the shares of Company Common Stock, (iii) impose material limitations on the ability of Parent or Merger Sub effectively to exercise full rights of ownership of the shares of Company Common Stock, including the right to vote the shares of Company Common Stock purchased by it on all matters properly presented to the Company Stockholders, (iv) prohibit or impose any material limitations on Parent’s direct or indirect ownership or operation (or that of any of its affiliates) of all or a material portion of their or the Company’s businesses or assets, (v) compel Parent or its affiliates to dispose of or hold separate any portion of the business or assets of the Company or Parent and or their respective Subsidiaries which would be material in the context of the Company and its Subsidiaries taken as a whole or Parent and its Subsidiaries taken as a whole, (vi) oblige the Company, Parent or any of their respective Subsidiaries to pay material damages or otherwise become subject to materially adverse consequences in connection with any of the transactions contemplated by the Agreement or (vii) otherwise result in a Company Material Adverse Effect (disregarding for this purpose the effect of clause (i) of the definition of such term) or, as a result of the transactions contemplated by the Agreement, a Parent Material Adverse Effect;

(b) the Company shall have materially breached any of its covenants, obligations or agreements under the Agreement;
(c) (i) any representation or warranty of the Company set forth in the Agreement that is qualified as to materiality or Company Material Adverse Effect shall not have been true and correct as of the date of the Agreement or shall not be true and correct on and as of the Final Expiration Date with the same force and effect as if made as of such date, or (ii) any representation or warranty of the Company set forth in the Agreement that is not so qualified shall have not have been true and correct in all material respects as of the date of the Agreement or shall not be true and correct in all material respects on and as of the Final Expiration Date with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct in all material respects as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded);
(d) except as set forth in the Company Disclosure Schedule, since September 27, 2009, there shall have been a Company Material Adverse Effect or the occurrence of any event or the arising of any circumstance that would reasonably be expected to have a Company Material Adverse Effect; or
(e) the Merger Agreement shall have been terminated in accordance with its terms;
which in the good faith judgment of Parent, in any such case, makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the shares of Company Common Stock.
The foregoing conditions are for the sole benefit of Parent and Merger Sub and may, subject to the terms of Section 1.1 of the Agreement, be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub. The failure by Parent and Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding anything contained in this Annex I, neither Parent nor Merger Sub may rely on the failure of any condition set forth herein to be satisfied if such failure was caused by the breach of the Agreement by Parent or Merger Sub, or the failure by Parent or Merger to fulfill any of their respective obligations thereunder.

Annex I — Page 2

ANNEX II
EMPLOYEE BENEFIT MATTERS
1. Conduct of Business Between Date of Signing the Agreement and the Effective Time. Except as set forth in the Company Disclosure Schedule, between the date of signing of the Agreement and the Effective Time, without the prior written consent of Parent, the Company shall not, nor shall it permit any Company Subsidiary to, directly or indirectly, (i) increase in any manner the compensation or benefits of any Company Employee; (ii) pay a bonus or incentive payment, whether accrued or unaccured, to any Company Employee in excess of the amounts listed on the Company Disclosure Schedule and payable to such Company Employee pursuant to a Company Plan or pay any other benefit not required by a Company Plan in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares, the acceleration of any vesting restriction or lapse of any forfeiture or other restriction, and the payment or other provision of any employee bonus or incentive compensation that is subject to the achievement of established performance goals where such performance goals are not achieved); provided that this clause (ii) does not prohibit the payment of bonuses to Company Employees for fiscal 2009 in an aggregate amount up to Five Million Five Hundred Thousand Dollars ($5,500,000.00), provided that all liability of the Company and Company Subsidiaries with respect to each such bonus has been fully accrued in the books and records of the Company and the Company Subsidiaries as of January 3, 2010; (iii) adopt, enter into, establish, or implement new programs, plans, agreements, policy, trust, fund or other arrangement providing compensation or benefits for Company Employees or directors of the Company or the Company Subsidiaries (including the setting of any new bonus or incentive compensation performance targets for any Company Employee), amend or modify existing Company Plans except as required by applicable law, or as provided herein or in agreements executed by Company Employees in connection herewith, or make further grants or awards under existing Company Plans, except as explicitly provided herein; (iv) make officer title promotions; (v) other than agreements entered into in the ordinary course of business that can be terminated without liability to the Company (excluding severance in accordance with the Company’s Standard Severance Plan), enter into new consulting agreements or employment agreements with Company Employees, or prospective employees or independent contractors of the Company or the Company Subsidiaries, or amend any such existing agreements, except as provided herein or in agreements executed simultaneously herewith; (vi) make any matching contributions to the Company’s 401(k) plan or any amendments or modifications to its 401(k) plan, other than amendments or modifications as provided herein, as required by applicable law or in agreements executed by Company Employees in connection herewith; (vii) pay severance to those Company Employees who have not entered into separate severance agreements with the Company who are terminated by their employer other than in such amounts and for a period consistent with the Company’s Standard Severance Plan; or (viii) loan or advance any money or other property to any Company Employee other than advancement of expenses in the ordinary course of business. The Company agrees that it will not knowingly amend or unreasonably take, or omit to take any action with respect to any existing arrangement in a manner that would result in additional employee Tax under Section 409A of the Internal Revenue Code.

2. General.
(a) Transferred Employees. Those individuals who are employed by the Company or any of the Company Subsidiaries as of the Effective Time shall be hereinafter referred to as the “Transferred Employees.”
(b) Credit for Past Service. After the Effective Time, Parent shall give or cause Parent Subsidiaries to give the Transferred Employees full credit for their prior service with the Company and the Company Subsidiaries (or any service credited as such in connection with a previous acquisition by the Company or any Company Subsidiary): (i) for purposes of eligibility (including without limitation initial participation and eligibility for current benefits) and vesting under any qualified defined contribution retirement plans maintained by Parent in which Transferred Employees may be eligible to participate; and (ii) for all purposes under any welfare benefit plans, “cafeteria plans” (as defined in Code Section 125), vacation or paid leave plans and similar arrangements maintained by Parent. Notwithstanding anything contained herein to the contrary, Parent will not give credit for prior service to Transferred Employees as regards Parent’s retiree health plan.
(c) Waiver of Certain Limitations. Parent will, or will cause Parent Subsidiaries to, waive all limitations as to preexisting conditions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any of Parent’s welfare benefit plans in which such employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained by the Company or any Company Subsidiary for the benefit of the Transferred Employees immediately prior to the Effective Time. Notwithstanding the foregoing, the Transferred Employees will be required to meet the service requirements (recognizing past service credit given in Section 2(b), above) and other eligibility criteria under Parent’s plans.
(d) Parent’s Ability to Amend, Modify or Terminate Plans. Nothing contained in this Annex shall limit the right of Parent or Parent Subsidiaries, at any time and from time to time, to amend, modify or terminate, in whole or in part, any of the plans referenced in this Annex, except that no such amendment shall nullify the provisions of this Annex II, and Parent hereby reserves such right.
3. Employee Welfare and Retirement Plans. The Company’s existing health, dental plans and other employee welfare benefit plans shall remain in effect until at least the Effective Time. Thereafter, Transferred Employees will be integrated into Parent’s health, dental and other employee welfare benefit plans at a time determined on a plan-by-plan basis by Parent in its sole discretion. If integration occurs during a plan year, Transferred Employees shall receive credit under the applicable Parent plan for co-pays, deductibles and similar expenses that have already been paid or incurred by the Transferred Employees for that plan year. If Parent so requests, the Company shall (a) take the necessary and appropriate steps to amend and terminate and/or discontinue further benefit accruals under any retirement plans of the Company and/or Company

Annex II — Page 2

Subsidiaries and/or to terminate such plans, including the COMSYS 401(k) Plan and the Pure Solutions, Inc. 401(k) Plan effective as of (i) 11:59 P.M., Eastern time, on the day immediately prior to the Acceptance Date where the percentage of the outstanding shares of Company Common Stock tendered in the Offer is known to be 80% or more as of 5:00 P.M., Eastern time, on the day immediately prior to the Acceptance Date, or (ii) 11:59 P.M., Eastern time, on the day immediately prior to the Effective Time where the percentage of the outstanding shares of Company Common Stock tendered in the Offer is known to be at least 50% but less than 80% as of 5:00 P.M., Eastern time, on the day immediately prior to the Acceptance Date, (b) file a determination letter application with respect to each such retirement plan’s termination, each such application to be reviewed and approved by Parent before it is filed with the Internal Revenue Service, (c) amend such retirement plan to provide that no distribution shall be made to a participant until the IRS has issued a favorable determination letter with respect to such plan’s termination, unless a distributable event other than such plan’s termination has occurred with respect to such participant, and (d) amend any or all of the Company’s and/or the Company Subsidiaries’ employee welfare benefit plans prior to the Acceptance Date to provide that no Parent employee shall be eligible to participate in any such plan as of or after the Acceptance Date.
4. Options and Restricted Stock.
(a) Options.
(i) In accordance with Section 2.9 of the Agreement and the provisions of the relevant plan documents, each Company Option granted under the Company’s Amended and Restated 2004 Stock Incentive Plan (the “2004 Plan”) or the 2003 Equity Incentive Plan of Personnel Group of America which is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, in exchange for a cash lump-sum payment from the Company equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, and (B) the excess, if any, of the Cash Consideration over the exercise price per share of Company Common Stock subject to such Company Option, subject to all applicable federal, state and local Taxes required to be withheld.
(ii) Prior to the Effective Date, Company shall use commercially reasonable efforts to take all necessary action to cancel each Company Option outstanding under the 1995 Equity Participation Plan of Personnel Group of America, Inc. as of the date of this Agreement; provided that the maximum cash consideration the Company shall pay to any individual holder of such Company Options as consideration for such cancellation shall be One Hundred Dollars ($100.00).
(b) Restricted Stock.
(i) In accordance with Section 2.6 of the Agreement and the provisions of the relevant plan documents, as of the Effective Time, each outstanding award of unvested restricted Company Common Stock granted under the 2004 Plan shall

Annex II — Page 3

be terminated in exchange for a right to receive a lump-sum payment from the Company equal to the product of (A) the number of outstanding shares of unvested restricted Common Stock under the award immediately prior to the Effective Time and (B) the Cash Consideration, to be paid to the holder only upon satisfaction of the applicable vesting conditions to the award in effect as of the date of this Agreement (a “Replacement Award”). Prior to the Effective Time, the Company shall cause the Administrator (as defined in the 2004 Plan) to take all necessary action to effectuate the termination of such unvested restricted Company Common Stock in exchange for the Replacement Awards effective as of the Effective Time, wherein such Replacement Awards shall provide that any merger of the Company with or into Parent or any Parent Subsidiary between the Acceptance Date and the one-year anniversary thereof in which a holder of a Replacement Award becomes employed by the Parent or any Parent Subsidiary shall not trigger a Qualifying Termination (as defined under the 2004 Plan).
(ii) Company shall use commercially reasonable efforts to take all necessary action to allow for and to require each holder of an award of outstanding unvested restricted Company Common Stock granted under the 2004 Plan which, by its terms or by the terms of any employment agreement between the Company and the holder, shall become vested upon the Acceptance Date (each, an “Accelerated Award”), to tender all shares of Company Common Stock covered by the Accelerated Award to Merger Sub pursuant to the Offer wherein such tender shall be conditioned upon the consummation of the Offer and such tender shall direct all necessary Tax withholding payments applicable to the vesting of such Accelerated Award to be paid directly to the Company immediately upon the Acceptance Date for the purpose of satisfying its Tax withholding obligations upon the vesting of the Accelerated Awards.
5. Modification of Employment Agreement with Chief Operating Officer. On the date hereof, to encourage the Chief Operating Officer of the Company (the “COO”) to remain employed following the Effective Time, the Parent shall enter into a new Employment Agreement with the COO in the form attached hereto as Exhibit II-1, effective as of the Effective Time.
6. Consulting Agreements. There are no consulting agreements between the Company and its former directors or officers of the Company that cannot can be terminated without liability to the Company.
7. Third Party Beneficiaries. The Company and Parent agree that each Transferred Employee is an intended third party beneficiary of this Annex II.

Annex II — Page 4